Public Storage® Inc.

2001 Annual Report

30th Anniversary

PE 12-31-01






QUARTZ

No matter how BIG the storage problem appears . . .


104257
47
-44-STORE
publicstorage.com

. . . We've had the solutions
for 30 years.

30th Anniversary

SELECTED FINANCIAL HIGHLIGHTS

(In thousands, except per share data) *For the year ended December 31,*	2001[1]	2000[1]	1999[1]	1998[1]	1997[1]
Revenues:					
Rental income	$ 781,878	$ 702,365	$ 627,851	$ 535,869	$ 434,008
Equity in earnings of real estate entities	38,542	36,109	32,183	26,602	17,569
Interest and other income	14,225	18,836	16,700	18,614	17,474
	834,645	757,310	676,734	581,085	469,051
Expenses:					
Cost of operations	276,187	252,086	216,816	205,835	165,714
Depreciation and amortization	168,061	148,967	137,719	111,799	92,750
General and administrative	21,038	21,306	12,491	11,635	13,462
Interest expense	3,227	3,293	7,971	4,507	6,792
	468,513	425,652	374,997	333,776	278,718
Income before minority interest and disposition gain	366,132	331,658	301,737	247,309	190,333
Minority interest in income (preferred)	(31,737)	(24,859)	—	—	—
Minority interest in income (common)	(14,278)	(13,497)	(16,006)	(20,290)	(11,684)
Net income before disposition gain	320,117	293,302	285,731	227,019	178,649
Gain on disposition of real estate investments	4,091	3,786	2,154	—	—
Net income	$ 324,208	$ 297,088	$ 287,885	$ 227,019	$ 178,649
Per Common Share:					
Distributions	$ 1.69	$ 1.48	$ 1.52	$ 0.88	$ 0.88
Net income – Basic	$ 1.53	$ 1.41	$ 1.53	$ 1.30	$ 0.92
Net income – Diluted	$ 1.51	$ 1.41	$ 1.52	$ 1.30	$ 0.91
Weighted average common shares – Basic	122,310	131,566	126,308	113,929	98,446
Weighted average common shares – Diluted	123,577	131,657	126,669	114,357	98,961
Balance Sheet Data:					
Total assets	$4,625,879	$4,513,941	$4,214,385	$3,403,904	$3,311,645
Total debt	$ 168,552	$ 156,003	$ 167,338	$ 81,426	$ 103,558
Minority interest (common equity)	$ 169,601	$ 167,918	$ 186,600	$ 139,325	$ 288,479
Minority interest (preferred OP Units)	$ 285,000	$ 365,000	—	—	—
Shareholders' equity	$3,909,583	$3,724,117	$3,689,100	$3,119,340	$2,848,960
Other Data:					
Net cash provided by operating activities	$ 538,534	$ 522,565	$ 463,292	$ 388,407	$ 292,325
Net cash used in investing activities	$ (306,058)	$ (462,254)	$ (452,209)	$ (365,506)	$ (408,313)
Net cash provided by (used in) financing activities	$ (272,596)	$ (25,969)	$ (7,183)	$ (13,131)	$ 130,587
Funds from operations[2]	$ 499,576	$ 452,155	$ 428,962	$ 336,363	$ 272,234

1. *During 2001, 2000, 1999, 1998 and 1997, we completed several significant business combinations and equity transactions. See Notes 3 and 9 to the Company's consolidated financial statements.*
2. *Funds from operations ("FFO"), means net income (loss) (computed in accordance with GAAP) before (i) gain (loss) on early extinguishment of debt, (ii) minority interest in income and (iii) gain (loss) on disposition of real estate investments, adjusted as follows: (i) plus depreciation and amortization (including the Company's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in a merger, including property management agreements and excess purchase cost over net assets acquired), and (ii) less FFO attributable to minority interest. FFO is a supplemental performance measure for equity REITs as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). The NAREIT definition does not specifically address the treatment of minority interest in the determination of FFO or the treatment of the amortization of property management agreements and excess purchase cost over net assets acquired. In the case of the Company, FFO represents amounts attributable to its shareholders after deducting amounts attributable to the minority interests and before deductions for the amortization of property management agreements and excess purchase cost over net assets acquired. FFO is presented because management, as well as many analysts, consider FFO to be one measure of the performance of the Company and it is used in certain aspects of the terms of the Class B Common Stock. FFO does not take into consideration scheduled principal payments on debt, capital improvements, distributions and other obligations of the Company. Accordingly, FFO is not a substitute for the Company's cash flow or net income as a measure of the Company's liquidity or operating performance or ability to pay distributions. FFO is not comparable to similarly entitled items reported by other REITs that do not define it exactly as the Company defines it.*

TO OUR SHAREHOLDERS

The U.S. economy faced challenges last year, including those resulting from the September 11th terrorist attacks. Nevertheless, the economy was surprisingly resilient, as housing starts, home purchases and refinancing and certain other consumer spending remained robust in many metropolitan areas. The expanding need for storage space across America is linked to these dynamic economic conditions and to ever-present family formation and relocation activity. Our position as the industry's largest operator coupled with substantial market penetration enables us to respond aggressively during both negative and positive economic climates with intensive marketing and management programs to build quality relationships with our customers as we provide them with storage solutions and moving services at convenient locations.

Our primary business is storage. We provide storage solutions to a diverse America. We focus on storage and our moving service has emerged as a key complementary enterprise. Recent tax law changes relating to real estate investment trusts have enabled us to acquire and expand ancillary business activities connected to our storage business, namely reinsurance covering tenant goods, moving services, consumer truck rentals, storage containers and selling moving and storage supplies from retail stores at our properties. Our seasoned property management system, in conjunction with our national reservation center, enables our ancillary businesses to generate additional consumer contact and to cross-market goods and services in greater volume. We believe our ancillary businesses help us rent more space at higher rates.

We also concentrated our energies on other fundamental growth drivers, including our accretive asset base expansion strategy, lowering the cost of capital and reducing operating costs. Successfully implementing these growth drivers as well as focusing on our core and ancillary businesses benefit shareholders by improving funds from operations, the single most important measure of our financial performance.

Leaders cast long shadows, so decisions we make today will impact our operations and industry well into the future. To retain our undisputed industry leadership, we will have to continue providing the best solution for each customer's individual storage problem while structuring resources within the Public Storage system for optimum efficiency, making us a superior customer-responsive enterprise.



A sizeable, diversified customer base means we avoid relying on a few major tenants.

The Customer-Responsive Enterprise

We believe that the customer-responsive enterprise is one that formulates the appropriate responses, systemwide or incremental, to remain tuned for maximum competitive efficiency. Responsiveness shows in three ways: managing the fit between customer needs and the delivery of goods and services to accommodate those needs, decreasing operating costs and competitive/market adaptability.

We believe we have taken extensive measures to offer customized products and services to meet our customers' specific storage needs. Staying sharply focused on our customers' unique needs is our strength; we are constantly improving the fit between customer needs and the products and services we offer to satisfy those needs. Lack of fit can create customer dissatisfaction, which could lead customers to pursue competing storage options. Our broad strategic alliances, outsourcing selected relocation services to vendors and operating a national reservation center with Internet-based marketing are intended to enhance our ability to match our products and services to what customers want. At the property level, we provide customers with clean, secure and well-managed properties. Our sizeable portfolio is geographically diversified, providing economies of scale and expanded opportunities to satisfy customer demand.

As a customer-responsive enterprise, our operating efficiency is augmented by economies of scale, capable management and a portfolio characterized by stable cash flows. Organizing our properties within geographic markets permits cost-effective allocation of marketing expenditures and management supervision. An example of leveraging our operations strategy is the WebChamp (Web-based Computer Help and Management Program) system, a major upgrade to our comprehensive computerized property management system. The WebChamp software, computers and peripherals are expected to enhance customer perception of our marketing and management abilities, increase reservation agent productivity and lower operating costs.

A significant advantage of the WebChamp information system is that agents in our national reservation center will now have real time information about unit availability at a reduced operating cost. WebChamp enables reservation agents to facilitate the interaction between storage customers and resources by capturing to and retrieving information from the centralized database seamlessly, as WebChamp puts all of our properties on an Internet infrastructure that utilizes a satellite-based communication network.

Sophisticated technologies like WebChamp present new management opportunities and challenges. To get strong results, these enhancements must be implemented with foresight and careful planning. Similarly, competitive and market adaptability involve recognizing market trends and responding to them accurately as well as quickly. Flexibility is a key operational requirement for our customer-responsive enterprise to be adaptable to competition and market trends. Every real estate-based company faces competition. Overbuilding looms as the Achilles' heel to our industry's growth, although currently we believe we can compete effectively by offering a mix of products and services designed to satisfy the needs of the storage and moving services customer.

We believe the aging of America, the collapsing birthrate and increasing mobility and personal affluence are converging to create demand for our products and services. Empty nesters between the ages of 45 to 54 demonstrate heightened mobility, a high rate of homeownership, active lifestyles and tend to be consumption oriented. They often downsize to smaller, easier-to-maintain but high-quality condominiums or second homes


Storage

High-tech innovation

A key component of the WebChamp information system is rooftop satellite dishes.

in major metropolitan markets that typically provide less storage space than single-family detached homes. We can fulfill this group's demand with products and services ideally suited to their lifestyles. By identifying demographic trends and segmenting our marketing, we learn what our customers want. This process calls for ongoing measurement of what customers want by interacting with them constantly at our properties, through our website and via our national reservation center. Our capacity to coordinate our marketing and management activities to provide for one-stop shopping is also vital to our customers, and we believe that our ability to execute our strategies efficiently will propel our enterprise forward.

We hope you are pleased by our progress.

Sincerely,

B. Wayne Hughes
Chairman of the Board and Chief Executive Officer

Harvey Lenkin
President

March 31, 2002



Properties
(December 31, 2001)

Location	Number of Properties[1]	Net Rentable Square Feet
Alabama	22	895,000
Arizona	15	1,003,000
California	301	18,270,000
Colorado	51	3,199,000
Connecticut	13	710,000
Delaware	4	230,000
Florida	141	8,459,000
Georgia	62	3,626,000
Hawaii	5	247,000
Illinois	94	5,816,000
Indiana	18	1,050,000
Kansas	22	1,316,000
Kentucky	6	331,000
Louisiana	11	852,000
Maryland	38	2,146,000
Massachusetts	10	580,000
Michigan	15	836,000
Minnesota	6	341,000
Missouri	37	2,128,000
Nebraska	1	46,000
Nevada	22	1,409,000
New Hampshire	1	62,000
New Jersey	40	2,369,000
New York	36	2,127,000
North Carolina	24	1,266,000
Ohio	31	1,925,000
Oklahoma	8	429,000
Oregon	25	1,171,000
Pennsylvania	20	1,360,000
Rhode Island	2	64,000
South Carolina	24	1,082,000
Tennessee	25	1,494,000
Texas	163	11,005,000
Utah	6	324,000
Virginia	37	2,247,000
Washington	39	2,533,000
Wisconsin	9	703,000
Totals	1,384	83,651,000

(1) Storage and properties combining self-storage and commercial space.

THE YEAR IN REVIEW

Last year was a watershed year in our nation's history, highlighted by the infamous September 11th terrorist attacks that changed us as a nation. Our economy, however, continued to show strength in residential development, acquisition and refinancing and family formation and relocation, economic activities that are the bedrock of the storage and moving industry. Our position as the storage industry's leader combined with operating 1,384 properties in 37 states enables us to respond aggressively during both negative and positive economic climates with intensive marketing and management programs which satisfy the customers' specific storage needs while generating increasing operating results.

Net income for 2001 was $324,208,000 compared to $297,088,000 for 2000, representing an increase of $27,120,000 or 9.1 percent. The increase in net income was primarily the result of improved property operations combined with increased operations from acquired and newly developed real estate properties during 2000 and 2001. The impact of these items was partially offset by increased depreciation expense, resulting primarily from new property additions, and a $6,878,000 increase in the allocation of income to minority interests with respect to distributions to preferred operating partnership unitholders. This increase in income allocated to minority interests—preferred was the result of the issuance of preferred operating partnership units in 2000, offset partially by the repurchase of preferred operating partnership units in 2001. Distributions to preferred operating partnership unitholders are presented as minority interest in income — preferred and a reduction in net income, unlike preferred stock distributions.

Net income allocated to our regular common shareholders (after allocating net income to our preferred and equity shareholders) totaled $186,774,000 for 2001 compared to $185,908,000 for 2000, representing an increase of approximately 0.5 percent. During the years ended December 31, 2001 and 2000, we allocated $117,979,000 and $100,138,000 of our net income (based on distributions paid), respectively, to our preferred shareholders, representing an increase of 17.8 percent. This increase is due to an additional issuance of preferred stock in 2001 offset partially by the impact of retirements of preferred stock in 2001. In addition, during 2001 and 2000, we allocated $19,455,000 and $11,042,000 of our net income (based on distributions paid), respectively, to our Equity Stock, Series A shareholders, representing an increase of 76.2 percent. This increase is due to additional issuances of equity stock in 2001 and 2000.

Net income per common share was $1.51 on a diluted basis (based on 123,577,000 weighted average diluted common equivalent shares) for 2001 compared to $1.41 per common share on a diluted basis (based on 131,657,000 weighted average diluted common equivalent shares), representing an increase of 7.1 percent. The year-over-year increase in net income on a per share basis (7.1 percent) was significantly higher than the year-over-year increase in aggregate net income allocated to our regular common shareholders (0.5 percent) due primarily to the reduction in weighted average shares outstanding due to our share repurchase activities.

Funds from operations for 2001 were $2.93 per common equivalent share compared to $2.59 per common equivalent share for 2000, representing an increase of 13.1 percent.

On March 4, 2002, the Board of Directors declared a quarterly distribution of $0.45 per regular common share and $0.6125 per share on the depositary shares each representing 1/1,000 of a share of Equity Stock, Series A. Distributions were declared with respect to the Company's various series of preferred stock. All of the distributions are payable on March 29, 2002 to shareholders of record as of March 15, 2002.

Same Store Performance

The "Same Store" facilities (the 945 stabilized storage facilities in which the Company has held an ownership interest since 1994) exhibited net operating income growth of 9.5 percent in 2001, with revenue increasing 7.3 percent and cost of operations increasing 2.2 percent. We do not expect to maintain this level of growth in 2002 as to revenues or net operating income. The Same Store Facilities had occupancies of 89.7 percent in 2001 as compared to 92.3 percent in 2000. Same Store average annual realized rents were $11.85 per square foot for 2001, compared to $10.73 for 2000. Realized rent per occupied square foot represents the actual revenue earned per occupied square foot. We believe this is a more relevant measure than posted or scheduled rates, since posted rates can be discounted through promotions. Same Store rental income advanced to $583,899,000 for 2001, versus $544,202,000 for 2000. Same Store cost of operations increased to $167,019,000 for 2001, compared to $163,390,000 for 2000. Net operating income was $416,880,000 for 2001, compared to $380,812,000 for 2000.

Capital Issuance Activities

During 2001, we issued our Series Q, Series R and Series S Preferred Stock: 8.600% Series Q – issued on January 19, 2001, net proceeds of $166,966,000; 8.000% Series R – issued on September 28, 2001, net proceeds of $493,085,000; and 7.875% Series S –

issued October 31, 2001, net proceeds of $139,022,000. We also issued a total of 3,140,500 depositary shares of our Equity Stock, Series A, with net proceeds of $74,820,000.

Subsequent to December 31, 2001, we issued additional Cumulative Preferred Stock: $150 million of our 7.625% Cumulative Preferred Stock, Series T was issued on January 18, 2002 and $150 million of our 7.625% Cumulative Preferred Stock, Series U was issued on February 19, 2002

Redemption of Preferred Stock and Repurchases of Preferred Units

During 2001, we redeemed for cash our Cumulative Preferred Stock, Series G ($172.5 million at 8.875%), Series H ($168.8 million at 8.45%) and Series I ($100 million at 8.625%). In addition, we repurchased all of our outstanding Series P Preferred Partnership Units ($50 million at 8.75%) and a portion of our outstanding Series O Preferred Partnership Units ($30 million at 9.125%).

It is our intent to call for redemption our 10% Senior Preferred Stock Series A, which becomes redeemable on September 30, 2002. The aggregate redemption amount for this security is $25 per share or approximately $45.6 million, plus accrued dividends.

Common Share Repurchase Program

The Board of Directors has authorized the repurchase of up to 25,000,000 shares of our common stock. In 2001, we repurchased a total of 10,585,593 shares of common stock for a total cost of $276,861,000. Cumulatively through December 31, 2001, we repurchased a total of 21,486,020 shares of common stock at an aggregate cost of approximately $535,481,000.

Acquisition of PS Insurance Company, Ltd.

On December 31, 2001, we acquired all of the capital stock of PS Insurance Company, Ltd., a corporation that reinsures policies against losses to goods stored by tenants in our self-storage facilities, in exchange for 1,439,765 shares of our common stock. This corporation owned, and continues to own, 301,032 shares of our common stock. Our Chairman of the Board and Chief Executive Officer, B. Wayne Hughes and members of his family owned this corporation.

Acquisition of Partnership Interest in First Development Joint Venture

On January 16, 2002, we purchased a limited partnership interest, representing a 70 percent interest in one of our development partnerships, for $155,358,000. We already own the other 30 percent interest in the partnership. The partnership, formed in April 1997, developed and owns 47 self-storage facilities located in 18 states.


Total Revenues
In Millions
$469
$581
$677
$757
$835
1997 1998 1999 2000 2001


Net Income
In Millions
$179
$227
$288
$297
$324
1997 1998 1999 2000 2001


Earnings Per Share – Diluted
$0.91
$1.30
$1.52
$1.41
$1.51
1997 1998 1999 2000 2001


Funds From Operations Per Common Equivalent Share (1)
$1.84
$2.11
$2.50
$2.59
$2.93
1997 1998 1999 2000 2001


Annual Realized Rent Per Occupied Square Foot
Same Store Facilities (2)
$9.22
$9.84
$10.26
$10.73
$11.85
1997 1998 1999 2000 2001


Net Operating Income (3)
Same Store Facilities (2)
In Millions
$324
$349
$367
$381
$417
1997 1998 1999 2000 2001


Weighted Average Occupancy Levels
Same Store Facilities (2)
91.7% 92.5% 92.5% 92.3% 89.7%
1997 1998 1999 2000 2001


Capital Structure
At December 31, 2001
(Based on Market Value)
Preferred Equity 29%
Debt 3%
Common Equity 68%

Stock Performance (4)

Stock Price Range

	High	Low	Close
2001			
Q1	$26.750	$24.125	$26.250
Q2	30.200	26.060	29.650
Q3	34.850	29.150	33.400
Q4	35.150	32.480	33.400
2000			
Q1	$24.813	$20.875	$21.000
Q2	24.875	21.250	23.438
Q3	26.938	23.188	23.938
Q4	24.875	21.125	24.313

(1) Assumes conversion of the Company's Convertible Preferred Stock into common stock. Includes 7,000,000 Class B common shares in computing weighted average common equivalent shares for all periods.

(2) "Same Store" refers to stabilized self-storage facilities in which the Company had an interest since January 1, 1994.

(3) Net operating income represents rental revenues less all direct and indirect costs of operating, marketing and managing the facilities, prior to depreciation.

(4) The common stock has been listed on the New York Stock Exchange since October 19, 1984. The ticker symbol is PSA.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 49,347	$ 89,467
Real estate facilities, at cost:		
Land	1,165,111	1,107,867
Buildings	3,265,943	3,026,550
	4,431,054	4,134,417
Accumulated depreciation	(819,932)	(668,018)
	3,611,122	3,466,399
Construction in process	121,181	217,140
Land held for development	30,001	21,447
	3,762,304	3,704,986
Investment in real estate entities	479,300	448,928
Intangible assets, net	202,701	185,017
Notes receivable, including amounts due from related parties	59,344	26,238
Other assets	72,883	59,305
Total assets	$ 4,625,879	$ 4,513,941
Liabilities and Shareholders' Equity		
Line of credit borrowings	$ 25,000	$ —
Notes payable	143,552	156,003
Accrued and other liabilities	93,143	100,903
Total liabilities	261,695	256,906
Minority interest:		
Preferred partnership interests	285,000	365,000
Other partnership interests	169,601	167,918
Commitments and contingencies		
Shareholders' Equity:		
Preferred Stock, $0.01 par value, 50,000,000 shares authorized, 11,156,500 shares issued and outstanding, (11,141,100 at December 31, 2000) at liquidation preference:		
Cumulative Preferred Stock, issued in series	1,540,150	1,155,150
Common Stock, $0.10 par value, 200,000,000 shares authorized, 114,961,915 shares issued and outstanding (123,703,874 at December 31, 2000)	11,496	12,370
Equity Stock, Series A, $0.01 par value, 200,000,000 shares authorized, 8,776.102 shares issued and outstanding (5,635.602 at December 31, 2000)	—	—
Class B Common Stock, $0.10 par value, 7,000,000 shares authorized and issued	700	700
Paid-in capital	2,325,898	2,506,736
Cumulative net income	1,711,269	1,387,061
Cumulative distributions paid	(1,679,930)	(1,337,900)
Total shareholders' equity	3,909,583	3,724,117
Total liabilities and shareholders' equity	$ 4,625,879	$ 4,513,941

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share data) *For each of the three years in the period ended December 31, 2001*	2001	2000	1999
Revenues:			
Rental income:			
Self-storage facilities	$721,662	$653,110	$592,619
Commercial properties	12,530	11,341	8,204
Containerized storage facilities	47,686	37,914	27,028
Equity in earnings of real estate entities	38,542	36,109	32,183
Interest and other income	14,225	18,836	16,700
	834,645	757,310	676,734
Expenses:			
Cost of operations:			
Storage facilities	229,211	210,462	184,481
Commercial properties	3,972	3,826	2,826
Containerized storage facilities	43,004	37,798	29,509
Depreciation and amortization	168,061	148,967	137,719
General and administrative	21,038	21,306	12,491
Interest expense	3,227	3,293	7,971
	468,513	425,652	374,997
Income before minority interest and disposition gain	366,132	331,658	301,737
Minority interest in income:			
Preferred partnership interests	(31,737)	(24,859)	—
Other partnership interests	(14,278)	(13,497)	(16,006)
Net income before disposition gain	320,117	293,302	285,731
Gain on disposition of real estate and real estate investments	4,091	3,786	2,154
Net income	$324,208	$297,088	$287,885
Net income allocation:			
Allocable to preferred shareholders	$117,979	$100,138	$94,793
Allocable to Equity Stock, Series A	19,455	11,042	—
Allocable to common shareholders	186,774	185,908	193,092
	$324,208	$297,088	$287,885
Per common share:			
Basic net income per share	$ 1.53	$ 1.41	$ 1.53
Diluted net income per share	$ 1.51	$ 1.41	$ 1.52
Basic weighted average common shares outstanding	122,310	131,566	126,308
Diluted weighted average common shares outstanding	123,577	131,657	126,669

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands, except share and per share amounts)	Cumulative Preferred Stock	Common Stock
Balances at December 31, 1998	$ 868,900	$11,598
Issuance of Preferred Stock, net of issuance costs:		
Series K (4,600 shares), Series L (4,600 shares)		
and Series M (2,250 shares)	286,250	—
Issuance of Common Stock (15,320,505 shares)	—	1,532
Repurchase of Common Stock (4,589,427 shares)	—	(459)
Net income	—	—
Distributions to shareholders:		
Preferred Stock	—	—
Common Stock ($1.52 per share)	—	—
Balances at December 31, 1999	1,155,150	12,671
Issuance of Equity Stock, Series A (5,635.602 shares)	—	—
Issuance of Common Stock (498,451 shares)	—	50
Repurchase of Common Stock (3,491,600 shares)	—	(351)
Issuance costs: Preferred operating partnership units (Note 8)	—	—
Net income	—	—
Distributions to shareholders:		
Preferred Stock	—	—
Equity Stock, Series A	—	—
Common Stock ($1.48 per share)	—	—
Balances at December 31, 2000	1,155,150	12,370
Issuance of Series Q (6,900 shares), Series R (20,400 shares) and		
Series S (5,750 shares)	826,250	—
Redemption of Series G (6,900 shares), Series H (6,750 shares) and		
Series I (4,000 shares)	(441,250)	—
Issuance of Equity Stock, Series A (3,140.500 shares)	—	—
Issuance of Common Stock (1,843,634 shares)	—	184
Repurchase of Common Stock (10,585,593 shares)	—	(1,058)
Issuance of Put Option (Note 9)	—	—
Net income	—	—
Distributions to shareholders:		
Preferred Stock	—	—
Equity Stock, Series A	—	—
Common Stock ($1.69 per share)	—	—
Balances at December 31, 2001	$1,540,150	$11,496

See accompanying notes.

Class B Common Stock	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Total Shareholders' Equity
$700	$2,178,465	$ 802,088	$ (742,411)	$3,119,340
—	(9,318)	—	—	276,932
—	402,152	—	—	403,684
—	(108,106)	—	—	(108,565)
—	—	287,885	—	287,885
—	—	—	(94,793)	(94,793)
—	—	—	(195,383)	(195,383)
700	2,463,193	1,089,973	(1,032,587)	3,689,100
—	113,354	—	—	113,354
—	11,387	—	—	11,437
—	(77,448)	—	—	(77,799)
—	(3,750)	—	—	(3,750)
—	—	297,088	—	297,088
—	—	—	(100,138)	(100,138)
—	—	—	(11,042)	(11,042)
—	—	—	(194,133)	(194,133)
700	2,506,736	1,387,061	(1,337,900)	3,724,117
—	(27,177)	—	—	799,073
—	(75)	—	—	(441,325)
—	74,820	—	—	74,820
—	46,487	—	—	46,671
—	(275,803)	—	—	(276,861)
—	910	—	—	910
—	—	324,208	—	324,208
—	—	—	(117,979)	(117,979)
—	—	—	(19,455)	(19,455)
—	—	—	(204,596)	(204,596)
$700	$2,325,898	$1,711,269	$(1,679,930)	$3,909,583

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands) *For each of the three years in the period ended December 31, 2001*	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 324,208	$ 297,088	$ 287,885
Adjustments to reconcile net income to net cash provided by operating activities:			
Less gain on disposition of real estate and real estate investments	(4,091)	(3,786)	(2,154)
Depreciation and amortization	168,061	148,967	137,719
Depreciation included in equity in earnings of real estate entities	25,096	21,825	19,721
Minority interest in income	46,015	38,356	16,006
Other	(20,755)	20,115	4,115
Total adjustments	214,326	225,477	175,407
Net cash provided by operating activities	538,534	522,565	463,292
Cash flows from investing activities:			
Principal payments received on mortgage notes receivable	2,199	7,650	28,837
Acquisition of minority interests	(11,841)	(31,271)	(36,846)
Notes receivable from affiliates	(35,000)	(11,400)	(30,594)
Acquisition of real estate facilities	(3,503)	(62,938)	(26,640)
Business combinations (Note 3)	6,276	(66,776)	(180,216)
Investments in real estate entities	(55,468)	(75,146)	(77,656)
Construction in process	(171,865)	(226,423)	(107,567)
Land held for development	(12,425)	(6,495)	(1,480)
Capital improvements to real estate facilities	(35,478)	(33,023)	(29,023)
Proceeds from the sale of real estate facilities and real estate investments	19,936	58,319	12,656
Other investments	(8,889)	(14,751)	(3,680)
Net cash used in investing activities	(306,058)	(462,254)	(452,209)
Cash flows from financing activities:			
Net proceeds from the issuance of preferred stock	799,073	—	276,932
Net proceeds from the issuance of preferred partnership units	—	361,250	—
Net proceeds from the issuance of Equity Stock, Series A	74,820	68,318	—
Net proceeds from the issuance of common stock	15,857	4,608	10,000
Repurchase of the Company's common stock	(276,861)	(77,799)	(108,565)
Redemption of preferred stock	(441,325)	—	—
Repurchase of preferred partnership units	(80,000)	—	—
Principal payments on notes payable	(12,451)	(11,335)	(14,088)
Borrowings on Line of Credit	25,000	—	—
Distributions paid to shareholders	(342,030)	(343,388)	(208,090)
Distributions paid to minority interests	(53,862)	(45,494)	(25,300)
Investment by minority interests	18,273	17,871	61,928
Issuance of Put Option (Note 9)	910	—	—
Net cash used in financing activities	(272,596)	(25,969)	(7,183)
Net increase in cash and cash equivalents	(40,120)	34,342	3,900
Cash and cash equivalents at the beginning of the year	89,467	55,125	51,225
Cash and cash equivalents at the end of the year	$ 49,347	$ 89,467	$ 55,125

See accompanying notes.

(Amounts in thousands) *For each of the three years in the period ended December 31, 2001*	2001	2000	1999
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES:			
Business combinations (Note 3):			
Real estate facilities	$ —	$(82,163)	$(727,925)
Construction in process	—	—	(11,449)
Investment in real estate entities	—	14,393	66,334
Mortgage notes receivable	—	—	(6,739)
Intangible assets	(26,993)	—	
Other assets	(4,538)	(183)	(3,295)
Accrued and other liabilities	6,993	1,177	23,434
Minority interest	—	—	32,201
Notes payable	—	—	100,000
Acquisition of real estate facilities in exchange for minority interests, common stock, the cancellation of mortgage notes receivable, the reduction of investment in real estate entities and other assets	—	(19,281)	(55,120)
Other assets given in exchange for real estate facilities	—	—	3,800
Minority interest acquired in exchange for the sale of real estate facilities	—	(6,427)	—
Cancellation of mortgage notes receivable to acquire real estate facilities	—	—	5,573
Reduction of investment in real estate entities in exchange for real estate facilities	—	3,144	—
Disposition of real estate facilities in exchange for notes receivable, other assets, and investment in real estate entities	16,150	20,265	29,675
Notes receivable issued in connection with real estate dispositions	(305)	(3,690)	(10,460)
Other assets received in connection with real estate dispositions	—	—	(3,800)
Investment in real estate entities	—	—	(15,415)
Acquisition of minority interest in exchange for common stock	—	(22,988)	(37,560)
Distributions payable	—	(82,086)	82,086
Cumulative distributions paid	—	—	(82,086)
Issuance of Common Stock:			
In connection with business combinations	30,814	—	347,223
To acquire minority interests	—	6,829	46,461
Issuance of equity stock, Series A in connection with special distribution to common shareholders and in connection with acquisition of real estate facilities	—	45,037	—

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Note 1 — Description of the Business

Public Storage, Inc. (the "Company") is a California corporation, which was organized in 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, usually on a month-to-month basis, for personal and business use. In addition, to a much lesser extent, we have interests in commercial properties, containing commercial and industrial rental space, and interests in facilities that lease storage containers.

We invest in real estate facilities by acquiring wholly owned facilities or by acquiring interests in real estate entities which own facilities. At December 31, 2001, we had direct and indirect equity interests in 1,384 self-storage facilities located in 37 states and operating under the "Public Storage" name. We also have direct and indirect equity interests in approximately 15.2 million net rentable square feet of commercial space located in 11 states.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and 33 controlled entities (the "Consolidated Entities"). Collectively, the Company and the Consolidated Entities own a total of 1,275 real estate facilities, consisting of 1,270 storage facilities and five commercial properties.

At December 31, 2001, we had equity investments in 11 limited partnerships in which we do not have a controlling interest. These limited partnerships collectively own 114 self-storage facilities, which are managed by the Company. In addition, we own approximately 44% of the common equity of PS Business Parks, Inc. ("PSB"), which owns and operates 14.8 million net rentable square feet of commercial space at December 31, 2001. We do not control these entities, accordingly, our investments in these limited partnerships and PSB are accounted for using the equity method.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

For all taxable years subsequent to 1980, the Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we are not taxed on that portion of our taxable income which is distributed to our shareholders provided that we meet certain tests. We believe we have met these tests during 2001, 2000 and 1999; accordingly, no provision for income taxes has been made in the accompanying financial statements.

Notes Receivable

Notes receivable includes $24,344,000 in mortgage notes receivable that are secured by real estate facilities, and a $35,000,000 loan to PSB. The loan to PSB, which bore interest at the rate of 3.25% per year, was repaid (unaudited) on January 28, 2002.

Financial Instruments

The methods and assumptions used to estimate the fair value of financial instruments is described below. We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable, and other financial assets included in other assets, and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. The carrying amount of mortgage notes receivable approximates fair value because the applicable interest rates approximate market rates for these loans. A comparison of the carrying amount of notes payable to their estimated fair value is included in Note 7, "Notes Payable."

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and notes receivable. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Other than the $35,000,000 note receivable from PSB noted above, which was repaid (unaudited) on January 28, 2002, notes receivable are secured by real estate facilities that we believe are valued in excess of the related note receivable. Accounts receivable are not a significant portion of total assets and are comprised of a large number of individual customers.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, and improvement of properties are capitalized. Interest, property taxes, and other costs associated with development are capitalized as building cost. Expenditures for repairs and maintenance are charged to expense when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 25 years.

Evaluation of Asset Impairment

In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which requires impairment losses to be recorded on long-lived assets. We annually evaluate long-lived assets (including intangibles), by identifying indicators of impairment and, if such indicators exist, by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying amount. When indicators of impairment are present and the sum of the undiscounted cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based upon discounting its estimated future cash flows. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Such assets are to be reported at the lower of their carrying amount or fair value, less cost to sell. Our evaluations have indicated no impairment in the carrying amount of our assets.

Other Assets

Other assets primarily consist of furniture, fixtures, equipment, and other such assets associated with the containerized storage business as well as accounts receivable, prepaid expenses, and other such assets of the Company. Included in other assets with respect to the containerized storage business is furniture, fixtures, and equipment (net of accumulated depreciation) of $30,699,000 and $28,544,000 at December 31, 2001 and 2000, respectively. Included in depreciation and amortization expense is $5,851,000, $4,801,000, and $4,915,000 in the years ended December 31, 2001, 2000 and 1999, respectively, of depreciation of furniture, fixtures, and equipment relating to the containerized storage business.

Intangible Assets and Goodwill

Intangible assets consist of property management contracts ($165,000,000 at December 31, 2001 and 2000) and the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets or "goodwill" ($94,719,000 at December 31, 2001 and $ 67,726,000 at December 31, 2000) acquired in business combinations. Intangible assets are amortized straight-line over 25 years. At December 31, 2001 and 2000, intangible assets are net of accumulated amortization of $57,018,000 and $47,709,000, respectively. Included in depreciation and amortization expense is $9,309,000 in each of the three fiscal years ended December 31, 2001 with respect to the amortization of intangible assets.

Intangible assets and goodwill increased by $26,993,000 in the year ended December 31, 2001 as a result of the acquisition of PS Insurance Company, Ltd. (See Note 3).

Revenue and Expense Recognition

Property rents are recognized as earned. Equity in earnings of real estate entities are recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Advertising costs of $21,987,000, $11,987,000 and $10,160,000 for 2001, 2000 and 1999, respectively, were expensed as incurred. Repairs and maintenance expenditures are expensed as incurred.

Environmental Costs

Our policy is to accrue environmental assessments and/or remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

Net Income Per Common Share

Preferred stock dividends totaling $117,979,000, $100,138,000 and $94,793,000 for the years ended December 31, 2001, 2000 and 1999, respectively, have been deducted from net income to arrive at net income allocable to our common shareholders.

Net income allocated to our common shareholders has been further allocated among our two classes of common stock; our regular common stock and our Equity Stock, Series A. The allocation among each class was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is determined according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, the Equity Stock, Series A for the years ended December 31, 2001 and 2000 were allocated approximately $19,455,000 and $11,042,000 of net income. The remaining $186,774,000, $185,908,000, and $193,092,000, for the years ended December 31, 2001, 2000, and 1999, respectively, was allocated to the regular common shares.

Basic net income per share is computed using the weighted average common shares outstanding (prior to the dilutive impact of stock options outstanding). Diluted net income per common share is computed using the weighted average common shares outstanding (adjusted for the dilutive impact of stock options outstanding that totaled 1,267,000 in 2001, 91,000 in 2000 and 361,000 shares in 1999).

Commencing January 1, 2000, the Company's 7,000,000 Class B common shares outstanding began to participate in distributions of the Company's earnings. Distributions per share of Class B common stock are equal to 97% of the per share distribution paid to the Company's regular common shares. As a result of this participation in distribution of earnings, for purposes of computing net income per common share, we began to include 6,790,000 (7,000,000 x 97%) Class B common shares in the weighted average common equivalent shares for the years ended December 31, 2001 and 2000. Weighted average shares for the year ended December 31, 1999 does not include any shares with respect to the Class B common stock as these shares did not participate in distributions of the Company's earnings prior to January 1, 2000.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation" which provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 (APB 25). Statement 123 encourages, but does not require companies to recognize expense for stock-based awards based on their fair value at date of grant. Statement No. 123 allows companies to continue to follow existing accounting rules (fair value method under APB 25) provided that pro-forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. We have elected to adopt the disclosure requirements of Statement No. 123 but will continue to account for stock-based compensation under APB 25.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 1999 and 2000 in order to conform to the 2001 presentation.

Note 3 — Business Combinations

On December 31, 2001, we acquired all of the capital stock of PS Insurance Company, Ltd. ("PS Insurance Company"), which reinsures policies against losses to goods stored by tenants in our self-storage facilities and which owned, and continues to own, 301,032 shares of the Company's common stock. This acquisition was completed in order to provide an additional source of operating income for the Company. Prior to December 31, 2001, PS Insurance was owned by our chairman and chief executive officer, B. Wayne Hughes, and members of his family (collectively, "Hughes").

The acquisition cost was $24,538,000, which was composed of $30,814,000 in common stock (1,439,765 shares issued to Hughes less the 301,032 shares held by PS Insurance Company) valued at the market price of the common stock at the time the acquisition agreement was entered into and announced publicly) less $6,276,000 cash held by PS Insurance Company.

The purchase price was allocated first to the tangible assets and liabilities of PS Insurance Company. The difference between the purchase price and the net tangible assets was determined to be related to the value of the ongoing operations of the enterprise as a whole (and not to any specific intangible asset) and was therefore allocated to goodwill. The goodwill will not be amortized but instead will be evaluated for recoverability on an annual basis in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

During 2000, we acquired the remaining ownership interests in a partnership, of which we are the general partner, for an aggregate acquisition cost of $81,169,000, consisting of cash of $66,776,000 and the reduction of our pre-existing investment in the amount of $14,393,000. Prior to the acquisition, we accounted for our investment in the partnership using the equity method of accounting.

On March 12, 1999, we completed a merger with Storage Trust Realty, Inc. ("Storage Trust"). All the outstanding stock of Storage Trust was exchanged for 13,009,485 shares of the Company's common stock and an additional 1,011,963 shares were reserved for issuance upon conversion of limited partnership units in Storage Trust's operating partnership. The aggregate acquisition cost of the merger was approximately $575,676,000, consisting of the issuance of the Company's common stock of approximately $347,223,000, cash of approximately $105,239,000, the assumption of debt in the amount of $100,000,000, and the Company's pre-existing investment in Storage Trust of approximately $23,214,000.

During 1999, we acquired all of the limited partner interests in fourteen partnerships, which owned an aggregate of 40 storage facilities. Prior to the acquisitions, we accounted for our investment in each of these partnerships using the equity method. As a result of increasing our ownership interest and obtaining control of the partnerships, we began to consolidate the accounts of the partnerships in the consolidated financial statements. The aggregate amount of the interests acquired totaled $118,453,000 consisting of a $43,476,000 reduction of the Company's pre-existing investment and cash of $74,977,000.

Each of the business combinations, indicated above, has been accounted for using the purchase method. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions, with the remainder, if any, allocated to goodwill. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions occurring in 2001, 2000, and 1999 are summarized as follows:

(Amounts in thousands)	PS Insurance Acquisition	Partnership Acquisitions	Storage Trust Merger	Total
2001 business combinations:				
Goodwill	$26,993	$ —	$ —	$ 26,993
Other assets	4,538	—	—	4,538
Accrued and other liabilities	(6,993)	—	—	(6,993)
	$24,538	$ —	$ —	$ 24,538
2000 business combinations:				
Real estate facilities	$ —	$ 82,163	$ —	$ 82,163
Other assets	—	183	—	183
Accrued and other liabilities	—	(1,177)	—	(1,177)
	$ —	$ 81,169	$ —	$ 81,169
1999 business combinations:				
Real estate facilities	$ —	$129,348	$598,577	$727,925
Construction in process	—	—	11,449	11,449
Investment in real estate entities	—	—	356	356
Mortgage notes receivable	—	—	6,739	6,739
Other assets	—	386	2,909	3,295
Accrued liabilities	—	(6,089)	(17,345)	(23,434)
Minority interest	—	(5,192)	(27,009)	(32,201)
	$ —	$118,453	$575,676	$694,129

The historical operating results of the above acquisitions prior to each respective acquisition date have not been included in the Company's historical operating results. Pro forma data (unaudited) for the two years ended December 31, 2001 as though the business combinations above had been effective at the beginning of fiscal 2000 are as follows:

	For the Year Ended December 31,	
(In thousands except per share data)	2001	2000
Revenues	$853,280	$782,972
Net income	$333,739	$305,498
Net income per common share (Basic)	$ 1.59	$ 1.46
Net income per common share (Diluted)	$ 1.57	$ 1.46

The pro forma data does not purport to be indicative either of results of operations that would have occurred had the transactions occurred at the beginning of fiscal 2000 or future results of operations of the Company. Certain pro forma adjustments were made to the combined historical amounts to reflect (i) expected reductions in general and administrative expenses, (ii) estimated increased interest expense from bank borrowings to finance the cash portion of the acquisition cost and (iii) estimated increase in depreciation expense.

Note 4 — Real Estate Facilities

Activity in real estate facilities during 2001, 2000 and 1999 is as follows:

(Amounts in thousands)	2001	2000	1999
Operating facilities, at cost:			
Beginning balance	$4,134,417	$3,822,433	$2,962,291
Property acquisitions:			
Business combinations (Note 3)	—	82,163	727,925
Other acquisitions	3,503	67,107	36,013
Disposition of facilities	(9,603)	(20,516)	(26,021)
Facilities contributed to unconsolidated real estate entities	—	—	(15,415)
Newly developed facilities opened for operations	264,161	135,095	62,870
Acquisition of minority interest (Note 8)	3,098	15,112	45,747
Capital improvements	35,478	33,023	29,023
Ending balance	4,431,054	4,134,417	3,822,433
Accumulated depreciation:			
Beginning balance	(668,018)	(533,412)	(411,176)
Additions during the year	(152,901)	(134,857)	(123,495)
Disposition of facilities	987	251	1,259
Ending balance	(819,932)	(668,018)	(533,412)
Construction in process:			
Beginning balance	217,140	125,812	69,666
Current development	171,865	226,423	107,567
Property acquisitions – merger with Storage Trust	—	—	11,449
Transfers to land held for development	(3,663)	—	—
Newly developed facilities opened for operations	(264,161)	(135,095)	(62,870)
Ending balance	121,181	217,140	125,812
Land held for development:			
Beginning balance	21,447	14,952	13,472
Acquisitions	12,425	6,495	1,480
Transfers from construction in process	3,663	—	
Dispositions	(7,534)	—	—
Ending balance	30,001	21,447	14,952
Total real estate facilities	$3,762,304	$3,704,986	$3,429,785

Operating Facilities

During 2001, we opened 23 newly developed facilities having approximately 1,511,000 aggregate net rentable square feet and a total cost of approximately $179,213,000. In addition, expansions of existing facilities with a total cost of approximately $84,948,000 with a total of 895,000 net rentable square feet were completed during 2001.

During 2001, we purchased one existing storage facility from a third party for approximately $3,503,000 in cash.

During 2001, we disposed of two existing real estate facilities and a parcel of land for a total of $20,241,000, composed of $19,936,000 cash and a note receivable of $305,000. An aggregate gain of $4,091,000 was recorded on these dispositions.

During 2000, we acquired a total of 13 facilities for an aggregate cost of $82,163,000 in connection with a business combination (Note 3). In addition, we acquired 12 storage facilities and 2 industrial facilities for an aggregate cost of $67,107,000, consisting of $62,938,000 cash, the issuance of Equity Stock, Series A ($1,025,000) and an existing investment ($3,144,000). In addition, we opened 24 facilities we had developed with a total cost of $122,889,000 and completed various expansions of existing storage facilities at an aggregate cost of $12,206,000.

During 2000, we disposed of eight storage facilities and two parcels of land for an aggregate of $20,561,000, consisting of cash ($10,444,000), the acquisition of minority interest ($6,427,000), and a note receivable ($3,690,000). An aggregate gain of $296,000 was recorded on these dispositions.

During 1999, we acquired a total of 253 real estate facilities for an aggregate cost of $727,925,000 in connection with certain business combinations (Note 3). In addition, we also acquired three storage facilities and two industrial facilities for an aggregate cost of $36,013,000, consisting of the cancellation of mortgage notes receivable ($5,573,000), other assets ($3,800,000), and cash ($26,640,000).

In April 1999, we sold six properties for approximately $10,500,000 (composed of $1,460,000 cash, notes receivable of $5,240,000, and other assets of $3,800,000). In addition, during 1999, we disposed of an industrial facility, two storage facilities through condemnation proceedings, and four parcels of land for an aggregate of approximately $16,416,000, composed of $11,196,000 cash and $5,220,000 mortgage notes receivable. In aggregate, we recorded a gain upon sale of $2,154,000, representing the difference between the proceeds received and the net book value of the real estate.

At December 31, 2001, the unaudited adjusted basis of real estate facilities for Federal income tax purposes was approximately $3.0 billion.

Construction in Process and Land Held for Development

Construction in process consists of land and development costs relating to the development of storage facilities. At December 31, 2001, construction in process consists primarily of 25 facilities being developed on newly acquired land and the expansion of seven existing facilities.

In addition, we have 12 parcels of land held for development with total costs of approximately $30,001,000.

Note 5 — Investments in Real Estate Entities

At December 31, 2001, our investments in real estate entities consist of ownership interests in 11 partnerships, which principally own self-storage facilities, and an ownership interest in PSB. These interests are non-controlling interests of less than 50% and are accounted for using the equity method of accounting. Accordingly, earnings are recognized based upon our ownership interest in each of the partnerships. The accounting policies of these entities are similar to the Company's.

During 2001, 2000 and 1999, we recognized earnings from our investments of $38,542,000, $36,109,000 and $32,183,000, respectively, and received cash distributions totaling $24,124,000, $16,984,000 and $15,949,000, respectively. In addition, during 2000, we recognized a gain of $3,210,000, representing our share of PSB's gains on sale of real estate and real estate investments; this gain is presented as "Gain on the disposition of real estate and real estate investments" in our consolidated income statement.

The following table sets forth our investments in the Unconsolidated Entities at December 31, 2001 and 2000 and our Equity in Earnings of Real Estate Investments for each of the three years ended December 31, 2001:

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the year ended December 31,		
	2001	2000	2001	2000	1999
PSB	$267,472	$259,554	$22,361	$20,740	$18,988
Development Joint Venture	79,263	65,631	4,227	2,694	1,179
Other Investments	132,565	123,743	11,954	12,675	12,016
Total	$479,300	$448,928	$38,542	$36,109	$32,183

Investment in PSB

On January 2, 1997, we reorganized our commercial property operations into an entity now known as PS Business Parks, Inc., a REIT traded on the American Stock Exchange, and an operating partnership controlled by PS Business Parks, Inc. (collectively, the REIT and the operating partnership are referred to as "PSB"). The Company and certain partnerships in which the Company has a controlling interest have a 44% common equity interest in PSB as of December 31, 2001. This 44% common equity interest is comprised of the ownership of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the operating partnership; these limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon PSB's trading price at December 31, 2001 ($31.50), the shares and units had a market value of approximately $400.8 million.

At December 31, 2001, PSB owned and operated 14.8 million net rentable square feet of commercial space located in nine states. PSB also manages the commercial space owned by the Company and the Consolidated Entities.

During 2001 and 2000, respectively, we received a total of $14,443,000 and $12,391,000 in distributions from PSB.

The following table sets forth the condensed statements of operations for each of the two years ended December 31, 2001, and the condensed balance sheets of PSB at December 31, 2001 and 2000. These amounts below represent 100% of PSB's balances and not our pro-rata share.

PSB

(Amounts in thousands)	2001	2000
For the year ended December 31,		
Total revenue	$ 170,391	$150,634
Gain on real estate investments	8	8,105
Cost of operations and other expenses	(51,973)	(45,180)
Depreciation and amortization	(41,067)	(35,637)
Minority interest	(27,489)	(26,741)
Net income	$49,870	$ 51,181
At December 31,		
Total assets (primarily real estate)	$1,169,955	$930,756
Total debt	165,145	30,971
Other liabilities	45,188	28,964
Preferred equity and preferred minority interests	318,750	199,750
Common equity	640,872	671,071

Investment in Development Joint Venture

In April 1997, the Company and an institutional investor formed a joint venture partnership (the "Development Joint Venture") for the purpose of developing approximately $220 million of self-storage facilities. The Development Joint Venture has a total of 47 opened facilities with a total cost of $232 million and was fully committed at December 31, 2000. The partnership is funded solely with equity capital consisting of 30% from the Company and 70% from the institutional investor.

The term of the joint venture is 7 years, after which the properties would either be sold to third parties or acquired by either of the partners (at their option) based upon the then fair market value of the facilities. Under the partnership agreement, the sales proceeds would generally be allocated to the partners pro rata based upon ownership interests, however, at various returns on investment milestones to the investor our share in the sales proceeds would be promoted to a higher percentage interest.

In addition, five years after inception of the partnership, the Company has the right (but not the obligation) to purchase the institutional investor's interest in the partnership. Under the partnership agreement, the purchase price for the interest would be equal to an amount, when combined with all the prior cash flows of the institutional investor, would result in an internal rate of return of 11.5% to the investor from the inception of the partnership through the acquisition date.

During 2001 and 2000, respectively, we invested a total of $14,997,000 and $3,262,000 in the Development Joint Venture. During 2001 and 2000, respectively, we received distributions totaling $5,592,000 and $1,120,000 from the Development Joint Venture.

The following table sets forth the statements of operations for each of the two years ended December 31, 2001 and the condensed balance sheets of the Development Joint Venture at December 31, 2001 and 2000. These amounts below represent 100% of the Development Joint Venture's balances and not our pro-rata share.

Development Joint Venture

(Amounts in thousands)	2001	2000
For the year ended December 31,		
Total revenue	$ 34,162	$ 26,247
Cost of operations and other expenses	(13,203)	(10,987)
Depreciation and amortization	(6,880)	(6,290)
Net income	$ 14,079	$8,970
At December 31,		
Total assets	$215,550	$222,670
Other liabilities	2,765	3,899
Partners' equity	212,785	218,771

Other Investments

In addition to our investments in PSB and the Development Joint Venture, our investments in real estate entities has included the other Unconsolidated Entities as well as certain other entities (collectively, the "Other Investments") throughout each of the three years ended December 31, 2001.

At December 31, 2001 and 2000, the Other Investments primarily represent an average 46% common equity interest in 10 limited partnerships owning an aggregate of 67 storage facilities. During 2001 and 2000, respectively, we invested a total of $957,000 and $27,772,000, respectively, in the Other Investments. During 2001 and 2000, we received a total of $4,089,000 and $3,473,000 in distributions from the Other Investments, respectively.

During 2000, the Other Investments reflected decreases as a result of business combinations whereby the Company eliminated approximately $14,393,000 of Other Investments.

During 2000, we disposed of other investments for total proceeds of $47,875,000. We recorded a net gain of $280,000 as "Gain on the disposition of real estate and real estate investments" representing the difference between our cost and proceeds received.

The following table sets forth certain condensed financial information (representing 100% of these entities balances and not our pro-rata share) with respect to the 10 limited partnerships comprising the Other Investments that we held at December 31, 2001:

Other Investments

(Amounts in thousands)	2001	2000
For the year ended December 31,		
Total revenue	$ 48,651	$ 43,120
Cost of operations and other expenses	(16,136)	(16,169)
Depreciation and amortization	(4,511)	(4,437)
Net income	$ 28,004	$ 22,514
At December 31,		
Total assets (primarily storage facilities)	$110,165	$100,129
Total debt	12,907	32,675
Other liabilities	8,746	7,657
Partners' equity	88,513	59,797

Note 6 — Revolving Line of Credit

In November 2001, we entered into a new agreement for a $200 million revolving line of credit (the "Credit Agreement") to replace our $150 million line of credit which was due to expire on July 1, 2002. The Credit Agreement has a maturity date of October 31, 2004 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.50% depending on our credit ratings (currently 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.20% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.20% per annum). At December 31, 2001, we had borrowings of $25 million on our line of credit, at an interest rate of 2.45% per year.

The Credit Agreement includes various covenants, the more significant of which requires us to (i) maintain a balance sheet leverage ratio of less than 0.50 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.50 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than two times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2001.

Note 7 — Notes Payable

Notes payable at December 31, 2001 and 2000 consist of the following:

	2001		2000	
(Amounts in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Unsecured senior notes:				
7.08% note due November 2003	$ 19,750	$ 19,750	$ 29,250	$ 29,250
7.47% note due January 2004	44,000	44,000	44,000	44,000
7.66% note due January 2007	56,000	56,000	56,000	56,000
Mortgage notes payable:				
10.55% mortgage notes secured by real estate facilities, principal and interest payable monthly, due August 2004	21,142	22,499	23,820	25,105
7.134% to 10.5% mortgage notes secured by real estate facilities, principal and interest payable monthly, due at varying dates between May 2004 and September 2028	2,660	2,660	2,933	2,933
Total notes payable	$143,552	$144,909	$156,003	$157,288

All of our notes payable are fixed rate. The senior notes require interest and principal payments to be paid semi-annually and have various restrictive covenants, all of which have been met at December 31, 2001.

The 10.55% mortgage notes consist of five notes, which are cross-collateralized by 19 properties and are due to a life insurance company. Although there is a negative spread between the carrying value and the estimated fair value of the notes, the notes provide for the prepayment of principal subject to the payment of penalties, which exceed this negative spread. Accordingly, prepayment of the notes at this time would not be economically practicable.

Mortgage notes payable are secured by 24 real estate facilities having an aggregate net book value of approximately $57.8 million at December 31, 2001.

At December 31, 2001, approximate principal maturities of notes payable are as follows:

(In thousands)	Unsecured Senior Notes	Mortgage debt	Total
2002	$ 24,450	$ 3,530	$ 27,980
2003	35,900	3,585	39,485
2004	25,800	15,063	40,863
2005	11,200	156	11,356
2006	11,200	170	11,370
Thereafter	11,200	1,298	12,498
	$119,750	$23,802	$143,552
Weighted average rate	7.5%	10.2%	7.9%

Interest paid (including interest related to the borrowings on the Credit Facility) during 2001, 2000 and 1999 was $12,219,000, $13,071,000 and $12,480,000, respectively. In addition, in 2001, 2000 and 1999, capitalized interest totaled $8,992,000, $9,778,000 and $4,509,000, respectively, related to construction of real estate facilities.

Note 8 — Minority Interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest on the consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Company relating to the consolidated operations of the Consolidated Entities.

Preferred Partnership Interests:

During 2000, one of our consolidated operating partnerships issued in aggregate $365.0 million of preferred partnership units: March 17, 2000 – $240.0 million of 9.5% Series N Cumulative Redeemable Perpetual Preferred Units, March 29, 2000 – $75.0 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units, and August 11, 2000 – $50.0 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units.

We incurred approximately $3,750,000 in costs in connection with the issuances; these costs were recorded as a reduction to Paid in Capital during 2000. The issuance of these units in 2000 had the effect of increasing minority interest by $365.0 million. For the years ended December 31, 2001 and 2000, the holders of these preferred units were paid in aggregate approximately $31,737,000 and $24,859,000, respectively, in distributions and received an equivalent allocation of minority interest in earnings.

During 2001, we repurchased all of the 8.75% Series P Cumulative Redeemable Perpetual Preferred Units and $30 million of the 9.125% Series O Cumulative Redeemable Perpetual Preferred Units. The units were repurchased at an amount equal to the original issuance price.

The following table summarizes the preferred partnership units outstanding:

(Dollar and unit amounts in thousands)		At December 31, 2001		At December 31, 2000	
Series	Distribution Rate	Units Outstanding	Carrying Amount	Units Outstanding	Carrying Amount
Series N	9.500%	9,600	$240,000	9,600	$240,000
Series O	9.125%	1,800	45,000	3,000	75,000
Series P	8.750%	—	—	2,000	50,000
Total		11,400	$285,000	14,600	$365,000

These preferred units are not redeemable during the first 5 years, thereafter, at our option, we can call the units for redemption at the issuance amount plus any unpaid distributions. The units are not redeemable by the holder. Subject to certain conditions, the Series N preferred units are convertible into shares of 9.5% Series N Cumulative Preferred Stock, and the Series O preferred units are convertible into shares of 9.125% Series O Cumulative Preferred Stock of the Company.

Other Partnership Interests:

Other partnership interests included in minority interest consists of the following:

(In thousands)	Minority interest in income at December 31,		Minority interest for the year ended December 31,		
Description	2001	2000	2001	2000	1999
Consolidated Development Joint Venture	$ 82,879	$ 77,126	$ 1,074	$ 325	$ 8
Convertible OP Units	6,418	6,461	359	577	1,175
Other consolidated partnerships	80,304	84,331	12,845	12,595	14,823
Total other partnership interests	$169,601	$167,918	$14,278	$13,497	$16,006

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors) whose partners include an institutional investor and B. Wayne Hughes ("Mr. Hughes"), chairman and chief executive officer of the Company, to develop approximately $100 million of self-storage facilities and to purchase $100 million of the Company's Equity Stock, Series AAA (see Note 9). At December 31, 2001, the Consolidated Development Joint Venture had completed construction on 20 storage facilities with a total cost of approximately $96.0 million, and had 2 facilities under construction with an aggregate cost incurred of approximately $11.0 million and total additional unaudited estimated cost to complete of approximately $0.7 million.

The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from PSAC Storage Investors. The accounts of the Consolidated Development Joint Venture are included in the Company's consolidated financial statements. The accounts of PSAC Storage Investors are not included in the Company's consolidated financial statements, as the Company has no ownership interest in this entity.

The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors has the right to cause an early termination of the partnership. If PSAC Storage Investors exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If the Company does not exercise its option to acquire PSAC Storage Investors' interest, the partnership's assets will be sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement. If PSAC Storage Investors does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement. PSAC Storage Investors provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2001).

In consolidation, the Equity Stock, Series AAA owned by the joint venture and the related dividend income have been eliminated. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions.

As of December 31, 2001, one of our Consolidated Entities had approximately 237,935 operating partnership units ("Convertible OP Units") outstanding, representing a limited partnership interest in the partnership. The Convertible OP Units are convertible on a one-for-one basis (subject to certain limitations) into common shares of the Company at the option of the unitholder. Minority interest in income with respect to Convertible OP Units reflects the Convertible OP Units' share of the net income of the Company, with net income allocated to minority interests with respect to weighted average outstanding Convertible OP Units on a per unit basis equal to diluted earnings per common share. During the year ended December 31, 2001, no units were converted. During the year ended December 31, 2000, 277,104 Convertible OP Units were redeemed in connection with the sale of real estate facilities (reducing minority interest by $6,427,000) and 255,853 Convertible OP Units were converted into shares of the Company's common stock (reducing minority interest by $6,829,000).

During fiscal 2001, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $11,841,000; these acquisitions had the effect of reducing minority interest by $8,743,000, with the excess of cost over underlying book value ($3,098,000) to real estate.

During fiscal 2000, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $31,271,000; these acquisitions had the effect of reducing minority interest by $16,159,000, with the excess of cost over underlying book value ($15,112,000) allocated to real estate.

Note 9 — Shareholders' Equity

Preferred Stock

At December 31, 2001 and 2000, we had the following series of Preferred Stock outstanding:

(Dollar amounts in thousands)		At December 31, 2001		At December 31, 2000	
Series	Dividend Rate	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
Series A	10.000%	1,825,000	$ 45,625	1,825,000	$ 45,625
Series B	9.200%	2,386,000	59,650	2,386,000	59,650
Series C	Adjustable	1,200,000	30,000	1,200,000	30,000
Series D	9.500%	1,200,000	30,000	1,200,000	30,000
Series E	10.000%	2,195,000	54,875	2,195,000	54,875
Series F	9.750%	2,300,000	57,500	2,300,000	57,500
Series G	8.875%	—	—	6,900	172,500
Series H	8.450%	—	—	6,750	168,750
Series I	8.625%	—	—	4,000	100,000
Series J	8.000%	6,000	150,000	6,000	150,000
Series K	8.250%	4,600	115,000	4,600	115,000
Series L	8.250%	4,600	115,000	4,600	115,000
Series M	8.750%	2,250	56,250	2,250	56,250
Series Q	8.600%	6,900	172,500	—	—
Series R	8.000%	20,400	510,000	—	—
Series S	7.875%	5,750	143,750	—	—
Total Senior Preferred Stock		11,156,500	$1,540,150	11,141,100	$1,155,150

During 2001, we issued our Series Q, Series R and Series S Preferred Stock: Series Q – issued on January 19, 2001, net proceeds of $166,966,000, Series R – issued on September 28, 2001, net proceeds of $493,085,000 and Series S – issued October 31, 2001, net proceeds of $139,022,000.

On January 18, 2002, (unaudited) we issued $150 million of 7.625% Cumulative Preferred Stock, Series T and on February 19, 2002, (unaudited) we issued $150 million of 7.625% Cumulative Preferred Stock, Series U (Note 13).

The Series A through Series U (collectively the "Cumulative Senior Preferred Stock") have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred stock, except under certain conditions and as noted above, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until events of default have been cured. At December 31, 2001, there were no dividends in arrears and the Debt Ratio was 3.1%.

Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable prior to the following dates: Series A – September 30, 2002, Series B – March 31, 2003, Series C – June 30, 1999, Series D – September 30, 2004, Series E – January 31, 2005, Series F – April 30, 2005, Series J – August 31, 2002, Series K – January 19, 2004, Series L – March 10, 2004, Series M – August 17, 2004, Series Q – January 19, 2006, Series R – September 28, 2006 , Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007. On or after the respective dates, each of the series of Senior Preferred Stock will be redeemable, at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series J through Series U), plus accrued and unpaid dividends.

Common Stock

During 2001, 2000 and 1999, we issued and repurchased shares of our common stock as follows:

	2001		2000		1999	
(Dollar amount in thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Exercise of stock options	704,901	$ 15,857	242,598	$ 4,608	511,989	$ 10,000
In connection with mergers (Note 3)	—	—	—	—	13,009,485	347,223
Conversion of OP Units	—	—	255,853	6,829	241,071	6,434
Business Combinations[(a)]	1,138,733	30,814	—	—	1,557,960	40,027
Repurchases of stock[(b)]	(10,585,593)	(276,861)	(3,491,600)	(77,799)	(4,589,427)	(108,565)
	(8,741,959)	$(230,190)	(2,993,149)	$(66,362)	10,731,078	$ 295,119

(a) See Note 3 regarding acquisition of PS Insurance Company.

(b) Includes 10,000 shares purchased in January 2001 from a corporation wholly-owned by a director of the Company for an aggregate of $251,875 cash. Includes 2,619,893 shares purchased in March 2001 from a limited liability company of which a director of the Company is a controlling member for an aggregate of $68,064,820 in cash. In each transaction, the purchase price approximated market value as of the date of each transaction.

As previously announced, the Board of Directors authorized the repurchase from time to time of up to 10,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. On March 4, 2000, the Board of Directors increased the authorized number of shares which the Company could repurchase to 15,000,000. On March 15, 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 20,000,000. During 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 25,000,000. Cumulatively through December 31, 2001, we repurchased a total of 21,486,020 shares of common stock at an aggregate cost of approximately $535,481,000.

During 2001, we entered into an arrangement with a financial institution whereby we sold to the institution the right to require us to purchase from the institution (or, at our option, pay in cash or common stock the differential between the market price and $26.26 per share) up to 1,000,000 shares of our common stock at a price of $26.26 on certain dates in September 2001 and October 2001. In exchange for this right, the financial institution paid us $910,000, the amount of which has been reflected as an increase to our paid-in capital. The right expired without being exercised.

On December 31, 2001, we issued 1,138,733 shares of common stock in connection with the acquisition of PS Insurance Company (Note 3), representing 1,439,765 shares issued to Hughes less 301,032 shares held by PS Insurance. On March 12, 1999, we issued 13,009,485 shares of common stock pursuant to the merger with Storage Trust Realty.

At December 31, 2001, the Company had 11,240,846 shares of common stock reserved in connection with the Company's stock option plans (Note 11), 7,000,000 shares of common stock reserved for the conversion of the Class B Common Stock and 237,935 shares reserved for the conversion of Convertible OP Units.

Class B Common Stock

Commencing January 1, 2000, the Class B Common Stock participates in distributions at the rate of 97% of the per share distributions on the Common Stock, provided that cumulative distributions of at least $0.22 per quarter per share have been paid on the Common Stock. The Class B Common Stock will (i) not participate in liquidating distributions, (ii) not be entitled to vote (except as expressly required by California law) and (iii) automatically convert into Common Stock, on a share for share basis, upon the later to occur of FFO per common share aggregating $3.00 during any period of four consecutive calendar quarters or January 1, 2003.

For these purposes, FFO means net income (loss) (computed in accordance with generally accepted accounting principles) before (i) gain (loss) on early extinguishment of debt, (ii) minority interest in income and (iii) gain (loss) on disposition of real estate, adjusted as follows: (i) plus depreciation and amortization (including the Company's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in a merger, including property management agreements and goodwill), and (ii) less FFO attributable to minority interest. For these purposes, FFO per Common Share means FFO less preferred stock dividends (other than dividends on convertible preferred stock) divided by the outstanding weighted average shares of Common Stock assuming conversion of all outstanding convertible securities and the Class B Common Stock.

For these purposes, FFO per share of Common Stock (as defined) was $2.93 for the year ended December 31, 2001.

Equity Stock

The Company is authorized to issue up to 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

Equity Stock, Series A

As of December 31, 2001, there were 8,776,102 depositary shares, each representing 1/1,000 of a share, of Equity Stock, Series A outstanding. The following table summarizes the activity:

	2001		2000	
(Dollar amounts in thousands)	Depositary Shares	Issuance Amount	Depositary Shares	Issuance Amount
Amount at beginning of year	5,635,602	$113,354	—	$ —
Public offerings	2,210,500	51,836	3,382,500	68,318
Direct placements	930,000	22,984	—	—
Special dividend	—	—	2,200,555	44,011
Issued to a related party in connection with acquisitions of real estate facilities	—	—	52,547	1,025
Amount at end of year	8,776,102	$188,174	5,635,602	$113,354

The issuance amounts have been recorded as part of paid-in capital on the consolidated balance sheet.

The Equity Stock, Series A ranks on a parity with common stock and junior to the Senior Preferred Stock with respect to general preference rights and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Stock or b) $2.45 per annum (prorated for the year 2000). Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions if no distributions are paid to common shareholders.

Equity Stock, Series AA

In June 1997, we contributed $22,500,000 (225,000 shares) of Equity Stock, Series AA to a partnership in which the Company is the general partner. As a result of this contribution, the Company obtained a controlling interest in the partnership and began to consolidate the accounts of the partnership and therefore the Equity Stock, Series AA and related dividends are eliminated in consolidation. The Equity Stock, Series AA ranks on a parity with Common Stock and junior to the Senior Preferred Stock with respect to general preference rights and has a liquidation amount of ten times the amount paid to each Common Share up to a maximum of $100 per share. Quarterly distributions per share on the Equity Stock, Series AA are equal to the lesser of (i) 10 times the amount paid per Common Stock or (ii) $2.20. We have no obligation to pay distributions if no distributions are paid to common shareholders.

Equity Stock, Series AAA

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA to the Consolidated Development Joint Venture (Note 8). We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock, Series AAA and related dividends are eliminated in consolidation. The Equity Stock, Series AAA ranks on a parity with Common Stock and junior to the Senior Preferred Stock with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

Dividends

On August 9, 2001, the Board of Directors increased the quarterly distribution paid on the Company's common stock from $0.22 to $0.45, an increase of $0.23 or 104.5% over the previous quarterly distribution.

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Distributions declared by the Board of Directors (including distributions to the holders of preferred stock) in 2001 were characterized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary income	96.60%	99.67%	100.00%	100.00%
Long-term Capital Gain	3.40%	0.33%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

On August 9, 2001, the Board of Directors declared a special distribution to the common shareholders of $0.35 per common share in cash, which was paid on September 30, 2001. On August 30, 2000, the Board of Directors declared a special distribution to the common shareholders of $0.60 per common share in cash, which was paid on September 30, 2000. On November 4, 1999, the Board of Directors declared a special distribution to the common shareholders. The special distribution is comprised of (i) $0.65 per common share payable in depositary shares, representing interests in Equity Stock, Series A, with cash being paid in lieu of fractional shares or (ii) at the election of each common shareholder, $0.62 per common share payable in cash. The special distribution was accrued at December 31, 1999, and paid on January 14, 2000 to shareholders of record as of November 15, 1999.

The following summarizes dividends during 2001, 2000 and 1999:

(In thousands, except per share data)	2001 Per share	2001 Total	2000 Per share	2000 Total	1999 Per share	1999 Total
Preferred Stock:						
Series A	$2.500	$ 4,563	$2.500	$ 4,563	$2.500	$ 4,563
Series B	$2.300	5,488	$2.300	5,488	$2.300	5,488
Series C	$1.688	2,024	$1.711	2,052	$1.688	2,024
Series D	$2.375	2,850	$2.375	2,850	$2.375	2,850
Series E	$2.500	5,488	$2.500	5,488	$2.500	5,488
Series F	$2.437	5,606	$2.437	5,606	$2.437	5,606
Series G	$1.664	11,482	$2.219	15,309	$2.219	15,309
Series H	$1.608	10,853	$2.112	14,259	$2.112	14,259
Series I	$1.869	7,475	$2.156	8,625	$2.156	8,625
Series J	$2.000	12,000	$2.000	12,000	$2.000	12,000
Series K	$2.063	9,488	$2.063	9,488	$1.965	9,040
Series L	$2.063	9,488	$2.063	9,488	$1.673	7,695
Series M	$2.188	4,922	$2.188	4,922	$0.820	1,846
Series Q	$2.048	14,134	—	—	—	—
Series R	$0.500	10,200	—	—	—	—
Series S	$0.334	1,918	—	—	—	—
		117,979		100,138		94,793
Common Stock:						
Common Stock[a]	$1.690	193,121	$1.480	184,084	$1.520	195,383
Equity Stock, Series A	$2.450	19,455	$2.363	11,042	—	—
Class B Common Stock	$1.639	11,475	$1.436	10,049	—	—
		$342,030		$305,313		$290,176

(a) $82,086,000 ($0.64 per share) of the common dividend in 1999 was accrued at December 31, 1999, of which $38,075,000 was paid on January 14, 2000 in cash and $44,011,000 was paid in the issuance of depositary shares of Equity Stock, Series A.

The dividend rate on the Series C Preferred Stock is adjusted quarterly and is equal to the highest of one of three U.S. Treasury indices (Treasury Bill Rate, Ten Year Constant Maturity Rate, and Thirty Year Constant Maturity Rate) multiplied by 110%. However, the dividend rate for any dividend period will not be less than 6.75% per annum nor greater than 10.75% per annum. The dividend rate with respect to the first quarter of 2002 will be equal to 6.75% per annum.

Note 10 — Related Party Transactions

On December 31, 2001, the Company purchased all of the capital stock of PS Insurance Company from B. Wayne Hughes, our Chairman and Chief Executive Officer, and members of his family. This acquisition is discussed more fully in Note 3.

In November 1999, we formed the Consolidated Development Joint Venture with a joint venture partner whose partners include an institutional investor and Mr. Hughes. This transaction is discussed more fully in Note 8.

On December 31, 2001, the Company acquired equity interests in the Consolidated Entities from Mr. Hughes for a cash price of $786,770, a price representing the Hughes family's original cost in these equity interests. This amount is included in the amounts described as "acquisition of minority interests" in Note 8.

In January 2001, the Company repurchased 10,000 shares of common stock from a corporation wholly-owned by a director of the Company for an aggregate of $251,875 cash. In March 2001, the Company repurchased 2,619,893 shares of common stock from a limited liability company of which a director of the Company is a controlling member for an aggregate of $68,064,820 cash. In each transaction, the purchase price approximated market value as of the date of each transaction.

In December 2001, the Company loaned $35,000,000 to PSB. This loan bears interest at the rate of 3.25% per year. All outstanding principal and accrued and unpaid interest shall be repaid on June 30, 2002; however, PSB may make prepayments in whole or in part at any time without penalty. This loan, which was repaid in full on January 28, 2002 (unaudited), was included in Notes Receivable at December 31, 2001.

Note 11 — Stock Options

The Company has a 1990 Stock Option Plan (the "1990 Plan") which provides for the grant of non-qualified stock options. The Company has a 1994 Stock Option Plan (the "1994 Plan"), a 1996 Stock Option and Incentive Plan (the "1996 Plan") and a 2000 Non-Executive/Non-Director Stock Option and Incentive Plan (the "2000 Plan"), each of which provides for the grant of non-qualified options and incentive stock options. (The 1990 Plan, the 1994 Plan, the 1996 Plan and the 2000 Plan are collectively referred to as the "PSI Plans"). Under the PSI Plans, the Company has granted non-qualified options to certain directors, officers and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant. Generally, options under the Plans vest over a three-year period from the date of grant at the rate of one-third per year and expire (i) under the 1990 Plan, five years after the date they became exercisable and (ii) under the 1994 Plan, the 1996 Plan and the 2000 Plan, ten years after the date of grant. The 1996 Plan and the 2000 Plan also provide for the grant of restricted stock to officers, key employees and service providers on terms determined by an authorized committee of the Board of Directors; no shares of restricted stock have been granted. In connection with the Storage Trust merger in March 1999, we assumed the outstanding non-qualified options under the Storage Trust Realty 1994 Share Incentive Plan (the "Storage Trust Plan"), which were converted into non-qualified options to purchase our common stock (the PSI Plans and the Storage Trust Plan are collectively referred to as the "Plans"). The Company determined there was no material impact from the use of the fair value method for the years ended December 31, 2001, 2000 and 1999.

Information with respect to the Plans during 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Number of Options	Average Price per Share	Number of Options	Average Price per Share	Number of Options	Average Price per Share
Options outstanding January 1	6,412,576	$23.65	3,024,274	$24.08	2,054,285	$22.85
Granted or assumed	1,776,500	27.93	3,762,500	23.06	1,576,626	24.39
Exercised	(704,901)	22.50	(242,598)	18.99	(511,989)	19.53
Canceled	(806,841)	24.51	(131,600)	26.01	(94,648)	27.28
Options outstanding December 31	6,677,334	24.81	6,412,576	23.65	3,024,274	$24.08
Option price range at December 31[(a)]		$14.88 to $34.68		$14.13 to $33.56		$9.38 to $33.56
Options exercisable at December 31	2,618,889	$24.14	1,680,083	$23.83	1,259,771	$21.97
Options available for grant at December 31	4,563,512		33,171		1,683,505	

(a) Approximately 6,532,334, 6,362,575 and 2,967,274 of options outstanding at December 31, 2001, 2000 and 1999, had exercise prices less than $30.

In 1996, the Company adopted the disclosure requirement provision of SFAS 123 in accounting for stock-based compensation issued to employees. As of December 31, 2001, 2000 and 1999 there were 6,675,667, 6,372,741 and 2,935,338 options outstanding, respectively, that were subject to SFAS 123 disclosure requirements. The Company follows Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", ("APB 25") to account for employee stock options. An alternative method of accounting for stock options is Financial Accounting Standards Board Statement No. 123 ("SFAS 123"). Under SFAS 123, employee stock options are valued at grant date, and this expense is recognized ratably over the vesting period, rather than including the dilutive impact of stock options in weighted average shares outstanding – diluted as the Company does in following APB 25. Had the Company computed compensation cost with respect to SFAS 123, net income would have been $320,032,000, $295,417,000 and $286,551,000 in 2001, 2000 and 1999, respectively. Diluted net income per share would have been $1.48,

$1.40 and $1.51 in 2001, 2000 and 1999, respectively. Basic net income per share would have been $1.49, $1.40, and $1.52, respectively. In computing such compensation cost, the Company used the Black-Scholes method with a risk-free interest rate of 5.55% for 1999, 6.16% for 2000 and 4.08% for 2001; an expected life of 5 years for each year; expected volatility of .201 for 1999, .191 for 2000 and .155 for 2001; and an expected dividend yield of 7% for each year.

Note 12 — Disclosures Regarding Segment Reporting

In July 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), which establishes standards for the way that public business enterprises report information about operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. We adopted this standard effective for the year ended December 31, 1998.

Description of Each Reportable Segment

Our reportable segments reflect significant operating activities that are evaluated separately by management. We have three reportable segments: self-storage operations, containerized storage operations, and commercial property operations.

The self-storage segment comprises the direct ownership, development, and operation of traditional storage facilities, and the ownership of equity interests in entities that own storage properties. PSPUD operates the containerized storage segment. The commercial property segment reflects our interest in the ownership, operation, and management of commercial properties. The vast majority of the commercial property operations are conducted through PSB, and to a much lesser extent the Company and certain of its unconsolidated subsidiaries own commercial space, managed by PSB, within facilities that combine storage and commercial space for rent.

Measurement of Segment Profit or Loss

We evaluate performance and allocate resources based upon the net segment income of each segment. Net segment income represents net income in conformity with generally accepted accounting principles and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, corporate general and administrative expense, and minority interest in income. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

Interest and other income, interest expense, corporate general and administrative expense, and minority interest in income are not allocated to segments because management does not utilize them to evaluate the results of operations of each segment.

Measurement of Segment Assets

No segment data relative to assets or liabilities is presented, because we do not evaluate performance based upon the assets or liabilities of the segments. We believe that the historical cost of the Company's real property does not have any significant bearing upon the performance of the commercial property and storage segments. In the same manner, management believes that the book value of investment in real estate entities has no bearing upon the results of those investments. The only other types of assets that might be allocated to individual segments are trade receivables, payables, and other assets which arise in the ordinary course of business, but they are also not a significant factor in the measurement of segment performance. We perform post-acquisition analysis of various investments; however, such evaluations are beyond the scope of FAS 131.

Presentation of Segment Information

Our income statement provides most of the information required in order to determine the performance of each of the Company's three segments. The following tables reconcile the performance of each segment, in terms of segment revenues and segment income, to our consolidated revenues and net income. It further provides detail of the segment components of the income statement item, "Equity in earnings of real estate entities."

	Year Ended December 31,			Year Ended December 31,		
(Dollar amounts in thousands)	2001	2000	Change	2000	1999	Change
Reconciliation of Revenues by Segment:						
Self-storage						
Rental revenue	$721,662	$653,110	$68,552	$653,110	$592,619	$60,491
Equity in earnings – self storage property operations	22,912	21,265	1,647	21,265	20,382	883
Equity in earnings – Depreciation (self-storage)	(7,562)	(7,153)	(409)	(7,153)	(7,591)	438
Self-Storage segment revenues	737,012	667,222	69,790	667,222	605,410	61,812
Containerized storage revenues	47,686	37,914	9,772	37,914	27,028	10,886
Commercial properties						
Rental revenue	12,530	11,341	1,189	11,341	8,204	3,137
Equity in earnings – commercial property operations	51,335	42,562	8,773	42,562	35,623	6,939
Equity in earnings – Depreciation (commercial properties)	(17,534)	(14,672)	(2,862)	(14,672)	(12,130)	(2,542)
Commercial properties segment revenues	46,331	39,231	7,100	39,231	31,697	7,534
Other items not allocated to segments						
Equity in earnings – general and administrative and other	(10,609)	(5,893)	(4,716)	(5,893)	(4,101)	(1,792)
Interest and other income	14,225	18,836	(4,611)	18,836	16,700	2,136
Total other items not allocated to segments	3,616	12,943	(9,327)	12,943	12,599	344
Total consolidated revenues	$834,645	$757,310	$77,335	$757,310	$676,734	$80,576

(Dollar amounts in thousands)	Year Ended December 31,			Year Ended December 31,		
	2001	2000	Change	2000	1999	Change
Reconciliation of Net Income by Segment:						
Self-storage						
Storage properties	$ 492,451	$ 442,648	$ 49,803	$ 442,648	$ 408,138	$ 34,510
Depreciation and amortization – self-storage	(158,476)	(141,425)	(17,051)	(141,425)	(131,118)	(10,307)
Equity in earnings – storage property operations	22,912	21,265	1,647	21,265	20,382	883
Equity in earnings – depreciation (storage)	(7,562)	(7,153)	(409)	(7,153)	(7,591)	438
Total self-storage segment income	349,325	315,335	33,990	315,335	289,811	25,524
Containerized storage						
Containerized storage	4,682	116	4,566	116	(2,481)	2,597
Depreciation	(6,900)	(5,251)	(1,649)	(5,251)	(4,915)	(336)
Total containerized storage segment loss	(2,218)	(5,135)	2,917	(5,135)	(7,396)	2,261
Commercial properties						
Commercial properties	8,558	7,515	1,043	7,515	5,378	2,137
Depreciation and amortization – commercial properties	(2,685)	(2,291)	(394)	(2,291)	(1,686)	(605)
Equity in earnings – commercial property operations	51,335	42,562	8,773	42,562	35,623	6,939
Equity in earnings – depreciation (commercial properties)	(17,534)	(14,672)	(2,862)	(14,672)	(12,130)	(2,542)
Total commercial property segment income	39,674	33,114	6,560	33,114	27,185	5,929
Other items not allocated to segments						
Equity in earnings – general and administrative and other	(10,609)	(5,893)	(4,716)	(5,893)	(4,101)	(1,792)
Interest and other income	14,225	18,836	(4,611)	18,836	16,700	2,136
General and administrative	(21,038)	(21,306)	268	(21,306)	(12,491)	(8,815)
Interest expense	(3,227)	(3,293)	66	(3,293)	(7,971)	4,678
Minority interest in income	(46,015)	(38,356)	(7,659)	(38,356)	(16,006)	(22,350)
Gain on disposition of real estate	4,091	3,786	305	3,786	2,154	1,632
Total other items not allocated to segments	(62,573)	(46,226)	(16,347)	(46,226)	(21,715)	(24,511)
Total consolidated company net income	$ 324,208	$ 297,088	$ 27,120	$ 297,088	$ 287,885	$ 9,203

Note 13 — Events Subsequent to December 31, 2001 (Unaudited)

On January 16, 2002, we acquired the remaining interest in the Development Joint Venture, not previously consolidated in our consolidated financial statements, for approximately $155 million in cash, representing the amount necessary to provide the investor with an internal rate of return of 11.5% since inception of the partnership. The Development Joint Venture completed and opened 47 storage facilities from April 1997 to December 2000 for a total cost of $232 million. The partnership was funded solely with equity capital consisting of 30% from the Company and 70% from the institutional investor.

On January 18, 2002, we completed a public offering of 6,000,000 depositary shares ($25 stated value per depositary share) each representing 1/1,000 of a share of 7.625% Cumulative Preferred Stock, Series T ("Series T Preferred Stock"). The Series T Preferred Stock has general preference rights over the Common Stock with respect to distributions and liquidation proceeds. Except in certain conditions relating to the Company's qualification as a REIT, the Series T preferred stock is not redeemable prior to January 18, 2007. After January 18, 2007, the Series T preferred stock will be redeemable at the option of the Company, in whole or in part, at $25 per depository share, plus accrued and unpaid dividends.

On February 19, 2002, we completed a public offering of 6,000,000 depositary shares ($25 stated value per depositary share) each representing 1/1,000 of a share of 7.625% Cumulative Preferred Stock, Series U ("Series U Preferred Stock"). The Series U Preferred Stock has general preference rights over the Common Stock with respect to distributions and liquidation proceeds. Except in certain conditions relating to the Company's qualification as a REIT, the Series U preferred stock is not redeemable prior to February 19, 2007. After February 19, 2007, the Series U preferred stock will be redeemable at the option of the Company, in whole or in part, at $25 per depository share, plus accrued and unpaid dividends.

On April 19, 2002 we expect to acquire all of the 55,150 limited partnership units that we did not own in PS Partners V, Ltd., a partnership which is consolidated with the Company. The acquisition of the 55,150 units will be accomplished through a merger of a subsidiary of the Company into the partnership and the conversion of the 55,150 units into either cash or common stock of the Company. Each unit will be converted into the right to receive a value of $596 in our common stock, or cash at the election of the unitholder.

Note 14 — Recent Accounting Pronouncements and Guidance

Accounting for Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141, "Business Combinations," ("SFAS 141") which sets forth revised accounting guidance with respect to accounting for acquisitions of business enterprises. In accordance with the transition provisions of SFAS 141, the Company adopted the disclosure and accounting provisions of SFAS 141 for the business combinations it completed after June 30, 2001.

Accounting for Goodwill and Other Intangible Assets

In June 2001, the FASB issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination, which are addressed in SFAS 141) are to be accounted for. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In accordance with SFAS 142, the Company will adopt the provisions of SFAS No. 142 in its financial statements beginning with the year ending December 31, 2002. The impact will include a reduction in amortization expense relative to goodwill and other intangible assets outstanding at December 31, 2001 of approximately $2,709,000 per year, pursuant to SFAS No. 142's provision that precludes amortization of intangibles with indeterminate lives. The Company will continue to annually review the recoverability of its intangible assets and goodwill by comparing the estimated value of such assets to their carrying value, in accordance with SFAS 142.

Accounting for the Impairment and Disposal of Long-Lived Assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 on January 1, 2002, and does not expect that the adoption of the Statement will have a material impact upon the Company's financial position or results of operations.

Note 15 — Commitments and Contingencies

Lease Obligations

As of December 31, 2001, we leased 18 containerized storage facilities from third parties; in addition, certain trucks and related equipment are leased. Total lease expense for the facilities and equipment, comprised entirely of minimum lease payments, was approximately $8.0 million, $10.7 million and $13.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments at December 31, 2001 under these non-cancelable operating leases are as follows (in thousands):

2002	$ 4,613
2003	2,926
2004	2,024
2005	1,249
2006	860
Thereafter	325
	$11,997

Legal Proceedings

In February 2000, a lawsuit was filed against the Company. The plaintiffs in this case are suing the Company on behalf of a purported class of California resident property managers who claim that they were not compensated for all the hours they worked. The named plaintiffs have indicated that their claims total less than $20,000 in aggregate. This maximum potential liability can only be increased if a class is certified or if claims are permitted to be brought on behalf of the others under the California Unfair Business Practices Act.

The Company is continuing to vigorously contest the claims in this case and intends to resist any expansion beyond the named plaintiffs on the grounds of lack of commonality of claims. The Company does not believe that this case will have any material adverse effect.

The Company is a party to various claims, complaints and other legal actions that have arisen in the normal course of business from time to time. The Company believes that the outcome of these other pending legal proceedings, in the aggregate, will not have a material adverse effect upon the operations or financial position of the Company.

Note 16 — Supplementary Quarterly Financial Data (Unaudited)

	Three months ended			
(In thousands, except per share data)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Rental revenues	$184,959	$194,484	$202,715	$199,720
Cost of operations	$ 66,897	$ 66,536	$ 70,521	$ 72,233
Net income	$ 74,635	$ 81,773	$ 83,604	$ 84,196
Per Common Share (Note 2):				
Net income – Basic	$ 0.34	$ 0.40	$ 0.41	$ 0.38
Net income – Diluted	$ 0.34	$ 0.39	$ 0.41	$ 0.38

	Three months ended			
(In thousands, except per share data)	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Rental revenues	$164,866	$173,278	$181,792	$182,429
Cost of operations	$ 59,160	$ 60,801	$ 64,810	$ 67,315
Net income	$ 72,561	$ 74,303	$ 75,652	$ 74,572
Per Common Share (Note 2):				
Net income – Basic	$ 0.34	$ 0.35	$ 0.37	$ 0.35
Net income – Diluted	$ 0.34	$ 0.35	$ 0.37	$ 0.35

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Public Storage, Inc.

We have audited the accompanying consolidated balance sheets of Public Storage, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Los Angeles, California
February 22, 2002

RISK FACTORS

In addition to the other information included in our Annual Report and Form 10-K, you should consider the following factors in evaluating the Company:

The Hughes Family Could Control Us

At March 14, 2002, the Hughes family owned approximately 34.1% of our outstanding shares of common stock (approximately 37.9% upon conversion of our class B common stock). Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt.

Provisions in Our Organizational Documents May Prevent Changes in Control

Restrictions in our organizational documents may further limit changes in control. Unless our board of directors waives these limitations, no shareholder may own more than (1) 2.0% of our outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of a 1995 reorganization. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

We Would Incur Adverse Tax Consequences If We Fail to Qualify as a REIT

You will be subject to the risk that we may not qualify as a REIT. As a REIT, we must distribute at least 90% of our REIT taxable income to our shareholders, which include not only holders of our common stock and equity stock but also holders of our preferred stock. Failure to pay full dividends on the preferred stock would prevent us from paying dividends on our common stock and could jeopardize our qualification as a REIT.

For any taxable year that we fail to qualify as a REIT and the relief provisions do not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We May Pay Some Taxes

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of Public Storage have elected to be treated as "taxable REIT subsidiaries" of Public Storage for federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that Public Storage or any taxable REIT subsidiary is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

We Would Incur a Corporate Level Tax if We Sell Certain Assets

We will generally be subject to a corporate level tax on any net built-in gain if before November 2005 we sell any of the assets we acquired in a November 1995 reorganization.

We and Our Shareholders Are Subject to Financing Risks

Debt increases the risk of loss. In making real estate investments, we may borrow money, which increases the risk of loss. At December 31, 2001, our debt of $168.6 million was approximately 3.6% of our total assets.

Certain securities have a liquidation preference over our common stock and Equity Stock, Series A. If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions, plus any accrued and unpaid distributions, before any distribution of assets to the holders of our common stock and Equity Stock, Series A. Holders of preferred securities are entitled to receive, when declared by our board of directors, cash distributions in preference to holders of our common stock and Equity Stock, Series A.

Since Our Business Consists Primarily of Acquiring and Operating Real Estate, We Are Subject to Real Estate Operating Risks

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive; and
- changes in tax, real estate and zoning laws.

There is significant competition among self-storage facilities. Most of our properties are self-storage facilities, which generated 92% of our rental revenue during 2001. Competition in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environment investigations or remedial actions. We have obtained, with respect to recent acquisitions and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

We Have No Interest in Canadian Self-Storage Facilities Owned by the Hughes Family

The Hughes family owns and operates self-storage facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in these operations if the Hughes family or the corporation agree to sell them. However, we have no interest in the operations of that corporation and no right to acquire that stock or assets unless the Hughes family decides to sell.

Our Portable Self-Storage Business Has Incurred Operating Losses

Public Storage Pickup & Delivery was organized in 1996 to operate a portable self-storage business. We own all of the economic interest of Pickup & Delivery. Since Pickup & Delivery will operate profitably only if it can succeed in the relatively new field of portable self-storage, we cannot provide any assurance as to its profitability. Pickup & Delivery incurred operating losses of $7,396,000 in 1999, $5,135,000 in 2000 and $2,218,000 in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto.

Forward Looking Statements:

When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21F of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of the Company to be materially different from those expressed or implied in the forward looking statements. Such factors described in "Risk Factors" include the impact of competition from new and existing storage and commercial facilities which could impact rents and occupancy levels at the Company's facilities; the Company's ability to evaluate, finance, and integrate acquired and developed properties into the Company's existing operations; the Company's ability to effectively compete in the markets in which it does business; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing real estate investment trusts; the acceptance by consumers of the containerized storage concept; the impact of general economic conditions upon rental rates and occupancy levels at the Company's facilities; and the availability of permanent capital at attractive rates.

Critical Accounting Policy – Impairment of Long Lived Assets:

Substantially all of the Company's assets consist of long-lived assets, including real estate, the assets associated with the containerized storage business, goodwill, and other intangible assets. We annually evaluate our long-lived assets for impairment. This evaluation includes identifying indicators of impairment. When indicators of impairment are present and the undiscounted future cash flows of the assets are less than the carrying amount, an impairment charge is recorded. The Company has determined at December 31, 2001 that no such impairments existed and, accordingly, no impairment charges have been recorded.

The Financial Accounting Standards Board ("FASB") has recently issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" ("SFAS 144"). Each of these Statements addresses the procedures to be followed in evaluating and recording impairment losses with respect to long-lived assets. The Company will adopt each of these Statements in the beginning of its fiscal year ended December 31, 2002, and expects that there will be no material impact from these statements with respect to impairment losses.

However, future events could cause us to conclude that our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Overview:

The self-storage industry is highly fragmented and is composed predominantly of numerous local and regional operators. Competition in the markets in which we operate is significant and is increasing from additional development of storage facilities in many markets which may negatively impact occupancy levels and rental rates at the storage facilities. However, we believe that we possess several distinguishing characteristics which enable us to compete effectively with other owners and operators.

We are the largest owner and operator of self-storage facilities in the United States with ownership interests as of December 31, 2001 in 1,384 storage facilities containing approximately 83.7 million net rentable square feet. All of our facilities are operated under the "Public Storage" brand name, which we believe is the most recognized and established name in the storage industry. Located in the major metropolitan markets of 37 states, our storage facilities are geographically diverse, giving us national recognition and prominence. This concentration establishes us as one of the dominant providers of storage space in most markets in which we operate and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals, which are generally not economically viable to most of our competitors. In addition, we believe that the geographic diversity of the portfolio reduces the impact from regional economic downturns and provides a greater degree of revenue stability.

We will continue to focus our growth strategies on: (i) improving the operating performance of our existing traditional self-storage properties, (ii) increasing our ownership of storage facilities through additional investments, (iii) improving the operating performance of the containerized storage business and (iv) participating in the growth of PS Business Parks, Inc. Major elements of these strategies are as follows:

- We will continue to focus upon enhancing the operating performance of our existing traditional self-storage properties, primarily through increases in revenues achieved through the telephone reservation center and associated marketing efforts. These increases in revenue levels for 2002 are expected to result primarily from improvements in occupancy levels rather than significant increases in realized rent per occupied square foot. During 2001, the Consistent Group of facilities (defined below) exhibited growth in rental income and net operating income of 7.2% and 9.5%, respectively, over the prior year. We do not expect to maintain this high level of growth in 2002.
- We expect to continue our development program. Over the past three years, the Company and related development joint ventures opened a total of 74 storage facilities at a cost of approximately $439.6 million, containing approximately 4,813,000 net rentable square feet. The Company has a total of 46 projects identified for openings after December 31, 2001 at an estimated total cost of $298.4 million. These 46 projects (which include two facilities being developed by our second development joint venture) are comprised of 25 storage facilities for which we have acquired the land at December 31, 2001 (total estimated costs upon completion of $171.4 million), 14 storage facilities identified for which we have not acquired the land (estimated costs upon completion of approximately $98.0 million) and seven expansions of existing self-storage facilities (total estimated costs upon completion of $29.0 million). In addition, we have 12 parcels of land held for development totaling $30.0 million for which currently we have no specific development plans. Generally, the construction period takes nine to 12 months, followed by an estimated 24 month fill-up process. Throughout the fill-up period, we experience earnings dilution to the extent of our interest in the developed properties.
- We will acquire facilities from third parties. During 2000, we acquired 12 self-storage facilities from third parties. During 2001, we acquired one storage facility from a third party. We believe that our national telephone reservation system and marketing organization present an opportunity for increased revenues through higher occupancies of the properties acquired from third parties, as well as cost efficiencies through greater critical mass. With the exception of the acquisition of Storage Trust in 1999, we have not acquired a significant number of facilities from third parties.
- We will acquire equity interests in entities owning storage facilities that we manage and already have an equity interest in, as they become available from time to time. The pool of such available acquisitions has continued to decrease as we have acquired such remaining interests over the last several years. Such potential remaining acquisition opportunities at December 31, 2001 include the remaining equity interests that we do not own in the entities described as "Other Equity Investments" as described in Note 5 to the Company's financial statements, as well as the "Other Partnership Interests" as described in Note 8 to the Company's financial statements for the year ended December 31, 2001.
- We will continue to focus on improving the operations of the containerized storage operations. At December 31, 2001, 37 of the 55 facilities operated by PSPUD are operated in owned facilities, substantially all of which are facilities that combine containerized storage and traditional self-storage. These owned facilities have replaced facilities which were previously leased from third parties reducing third party lease expense. We believe that these facilities may offer efficiencies and a more effective method to meet customers' needs than a stand-alone containerized storage facility. The Company and PSPUD at December 31, 2001 are developing three additional facilities which will replace three of the 18 existing leased facilities. The Company currently has no plans to replace the 15 leased facilities that will remain after completion of the three remaining planned combination facilities.
- Through our investment in PS Business Parks, Inc., we will continue to participate in the growth of this company's investment in approximately 14.8 million net rentable square feet of commercial space at December 31, 2001.

Results of Operations:

Net income and earnings per common share: Net income for 2001, 2000 and 1999 was $324,208,000, $297,088,000 and $287,885,000, respectively. The increase in net income was primarily the result of improved property operations, reduced operating losses from the containerized storage business, and the acquisition of additional real estate investments during 1999, 2000 and 2001. The impact of these items was offset partially by an increased allocation of income to minority interests (as a result of the issuance of preferred operating partnership units, referred to below) combined with an increase in depreciation and general and administration expense during 2000 and 2001 when compared to 1999.

During 2000, our capital raising activities included the issuance of approximately $365 million in preferred operating partnership units in one of our controlled partnerships ($80 million of which was repurchased in 2001). Unlike distributions to preferred shareholders, distributions to preferred unitholders are presented as minority interest in income and a reduction in computing the Company's net income. Primarily as a result of these preferred distributions, minority interest in income increased to $46,015,000 and $38,356,000 for 2001 and 2000, respectively, as compared to $16,006,000 for 1999.

Net income allocable to common shareholders for 2001, 2000 and 1999 was $186,774,000, $185,908,000 and $193,092,000, respectively. On a diluted basis, net income was $1.51 per common share (based on diluted weighted average common equivalent shares outstanding of 123,577,000) for 2001, $1.41 per common share (based on diluted weighted average common equivalent shares outstanding of 131,657,000) for 2000 and $1.52 per common share (based on diluted weighted average common equivalent shares outstanding of 126,669,000) for 1999. The increase in net income per common share in 2001 as compared to 2000 is primarily due to a reduction in our weighted average shares outstanding due to our share repurchase activities. The decrease in net income per common share in 2000 as compared to 1999 reflects the inclusion of 6,790,000 common equivalent shares related to the Company's Class B common shares in 2000, but not in 1999, as described more fully below.

In computing net income allocable to common shareholders for each period, aggregate dividends paid to the holders of the Equity Stock, Series A and preferred equity securities have been deducted in determining net income allocable to the common shareholders. Distributions paid to the holders of the Equity Stock, Series A totaled $19,455,000 in 2001, $11,042,000 in 2000 and none in 1999. Distributions paid to preferred shareholders totaled $117,979,000 in 2001, $100,138,000 in 2000 and $94,793,000 in 1999.

Commencing January 1, 2000, the Company's 7,000,000 Class B common shares outstanding began to participate in distributions of the Company's earnings. Distributions per share of Class B common stock are equal to 97% of the per share distribution paid to the Company's regular common shares. As a result of this participation in distributions of earnings, for purposes of computing net income per common share, the Company began to include 6,790,000 (7,000,000 x 97%) Class B common shares in the weighted average common equivalent shares effective January 1, 2000. Weighted average diluted shares for the year ended December 31, 1999 does not include any shares with respect to the Class B common stock as these shares did not participate in distributions of the Company's earnings prior to January 1, 2000.

Real Estate Operations:

Self-storage operations: Our self-storage operations are by far the largest component of our operations, representing approximately 92% of rental revenues generated during 2001. At the end of 1998, we had a total of 951 self-storage facilities included in our consolidated financial statements. Since that time we have increased the number of self-storage facilities by 319 (1999 – 255 facilities, 2000 – 41 facilities and 2001 – 23 facilities). As a result of significant acquisitions and development of self-storage facilities over the past three years, year over year comparisons as presented on the consolidated statements of income with respect to our self-storage operations are not meaningful.

To enhance year over year comparisons, the following table summarizes, and the ensuing discussion describes, the operating results of (i) 909 self-storage facilities that are reflected in the financial statements for the entire three years ended December 31, 2001 (the "Consistent Group"), (ii) 53 development facilities that were opened during the three years ended December 31, 2001 (the "Developed Facilities"), (iii) 267 facilities that were acquired in the three years ended December 31, 2001 and continued to be owned at December 31, 2001 (the "Acquired Facilities"), (iv) 41 facilities that were owned throughout the three years ended December 31, 2001 but were not stabilized, (the "Expansion Facilities") and (v) 18 facilities that were disposed of during the three years ended December 31, 2001 (the "Disposed Facilities"):

Self-Storage Operations Summary:

(Dollar amounts in thousands)	Year Ended December 31, 2001	Year Ended December 31, 2000	Percentage Change	Year Ended December 31, 2000	Year Ended December 31, 1999	Percentage Change
Rental income[a]:						
Consistent Group[b]	$557,576	$520,177	7.2%	$520,177	$498,737	4.3%
Acquired Facilities[c]	125,145	105,076	19.1%	105,076	70,446	49.2%
Expansion Facilities[d]	22,872	21,527	6.2%	21,527	20,381	5.6%
Developed Facilities[e]	14,870	3,715	300.3%	3,715	38	9676.3%
Disposed Facilities[f]	1,199	2,615	(54.1)%	2,615	3,017	(13.3)%
Total rental income	$721,662	$653,110	10.5%	$653,110	$592,619	10.2%
Cost of operations:						
Consistent Group	$162,416	$159,219	2.0%	$159,219	$150,855	5.5%
Acquired Facilities	48,457	40,200	20.5%	40,200	26,378	52.4%
Expansion Facilities	8,167	7,198	13.5%	7,198	6,034	19.3%
Developed Facilities	9,652	2,908	231.9%	2,908	72	3938.9%
Disposed Facilities	519	937	(44.6)%	937	1,142	(18.0)%
Total cost of operations	$229,211	$210,462	8.9%	$210,462	$184,481	14.1%
Net operating income:						
Consistent Group	$395,160	$360,958	9.5%	$360,958	$347,882	3.8%
Acquired Facilities	76,688	64,876	18.2%	64,876	44,068	47.2%
Expansion Facilities	14,705	14,329	2.6%	14,329	14,347	(0.1)%
Developed Facilities	5,218	807	546.6%	807	(34)	(2473.5)%
Disposed Facilities	680	1,678	(59.5)%	1,678	1,875	(10.5)%
Total net operating income	$492,451	$442,648	11.3%	$442,648	$408,138	8.5%
Depreciation	158,476	141,425	12.1%	141,425	131,118	7.9%
Operating Income	$333,975	$301,223	10.9%	$301,223	$277,020	8.7%
Number of self-storage facilities (at end of period):	1,270	1,247	1.8%	1,247	1,206	3.4%
Net rentable square feet (at end of period):	76,919	74,570	3.2%	74,570	71,469	4.3%

(a) Rental income includes late charges and administrative fees. Rental income does not include retail sales or truck rental income generated at the facilities.

(b) The Consistent Group includes 909 facilities with 54,148,000 net rentable square feet that were owned throughout the three years ended December 31, 2001, and operated at a mature, stabilized occupancy level throughout the periods presented. See below for discussion of Consistent Group operating results.

(c) The Acquired Facilities includes 267 facilities with 14,897,000 net rentable square feet that were acquired in the three year period ending December 31, 2001 and still owned as of December 31, 2001. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition.

(d) The Expansion Facilities includes 41 facilities with 4,056,000 net rentable square feet that, while owned for the entire three year period ending December 31, 2001, had operating results that were not comparable throughout the periods presented due to expansions in their net rentable square feet or their conversion into Combination Facilities. Such construction activities can cause a drop in revenue levels, as existing capacity is made unavailable in order to accommodate construction activities. The Company has completed construction on projects with a total cost of $34,535,000 in 1999, $12,206,000 in 2000, and $84,948,000 in 2001 with respect to such expansion and conversion efforts.

(e) The Developed Facilities includes 53 facilities with 3,818,000 net rentable square feet that were developed and opened in the three year period ending December 31, 2001 at a total cost of $330.4 million. These facilities were all still owned as of December 31, 2001.

(f) The Disposed Facilities include 18 facilities that were disposed of in the three year period ending December 31, 2001, primarily properties condemned by governmental agencies or acquired in the Storage Trust merger that were not deemed compatible with the Company's operations.

Self-storage operations – consistent group of facilities: At December 31, 2001, we owned 909 self-storage facilities with approximately 54,148,000 net rentable square feet that operated at a stabilized level of operations throughout the three-year period. Revenues and expenses with respect to these properties are set forth in the above Self-Storage Operations table under the caption, "Consistent Group." The following table sets forth certain additional operating data with respect to the Consistent Group of facilities:

Selected Operating Data for the Consistent Group of Facilities (909 Facilities):

(Dollar amounts in thousands, except rents per square foot)	Year Ended December 31, 2001	Year Ended December 31, 2000	Percentage Change	Year Ended December 31, 2000	Year Ended December 31, 1999	Percentage Change
Weighted average:						
Occupancy[a]	89.6%	92.0%	(2.4)%	92.0%	92.1%	(0.1)%
Realized annual rent per square foot[b]	$ 11.60	$ 10.54	10.1%	$ 10.54	$ 10.10	4.4%
Late charges and administrative fees	$18,884	$19,180	(1.5)%	$19,180	$19,182	0.0%
Promotional Discounts	$ 3,992	$13,635	(70.7)%	$13,635	$14,570	(6.4)%
Gross margin	70.9%	69.4%	1.5%	69.4%	69.7%	(0.3)%

(a) *Occupancies in the above table represent weighted average occupancy levels over the entire fiscal year. The average occupancy level at February 28, 2002 was 83.4% as compared to 88.9% at February 28, 2001.*

(b) *Realized annual rent per square foot is computed by dividing rental income, including late charges and administrative fees, by the weighted average occupied square footage for the period.*

As indicated on the "Self-storage operations" table above, the Consistent Group's net operating income increased 9.5% in 2001 as compared to 2000 and 3.8% in 2000 as compared to 1999. Rental income increased 7.2% in 2001 as compared to 2000 and 4.3% in 2000 as compared to 1999. Cost of operations increased 2.0% in 2001 as compared to 2000 and 5.5% in 2000 as compared to 1999. We do not expect to maintain this level of growth in 2002 either as to net operating income or rental income.

The increase in rental income is attributable to a 10.1% increase in realized rent per occupied square foot for 2001 as compared to 2000 and 4.4% for 2000 as compared to 1999. Increases in rental income were partially offset by reductions in weighted average occupancy levels. Higher realized rent per occupied square foot was achieved through more aggressive pricing of our self-storage space offset by a reduction in occupancy levels. During 2001, we increased rents charged to new tenants and significantly reduced the level of discounts offered to new tenants. Promotional discounts for 2001, 2000 and 1999 totaled $3,992,000, $13,635,000 and $14,570,000, respectively. In addition, during 2001, we increased the level of rent charged to our existing tenant base in many markets.

We believe that our ability to raise rents and reduce promotional discounts and thereby increase rental income during 2001 was facilitated by 1) more aggressive marketing efforts, including an increase in consistent group television advertising expenditures for 2001 totaling $6,072,000, as well as an increase in the intensity of our yellow page advertising, and 2) the continuing impact of our efforts over the last several years to improve the value of the Public Storage brand, most significantly through the completion of our program to enhance our visual icon and to modernize the appearance of our self-storage facilities.

We believe that principally as a result of our more aggressive rental rates and reductions in the amount of promotional discounts, and partially as a result of the national economic contraction (discussed below), our weighted average occupancy levels decreased during 2001 as compared to 2000. Our occupancy levels through the first two months of fiscal 2002 continued to trend downward, with the Consistent Group's average occupancy level at 83.4% at February 28, 2002 as compared to 88.9% at February 28, 2001. While the occupancy level at February 28, 2002 is significantly lower than the average occupancy levels experienced during the year, some decreases in occupancy are expected due to minor seasonal fluctuations in occupancies. Occupancies are generally higher in the summer months than in the winter months. We therefore believe that the comparison of occupancies at February 28, 2001 versus that at February 28, 2002 provides a more meaningful measure of occupancy trends.

We believe that the national economic contraction has also contributed to our decreasing occupancies; however, it is difficult to isolate the impact of the downturn from our aforementioned pricing decisions. While there can be no assurance, we believe that the potential impact of regional downturns are partially mitigated by the geographic diversification and quality locations of our facilities. Our storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 37 states.

We are continuously evaluating our call volume, reservation activity, and move-in/move-out rates for each of our markets relative to our marketing activities and rental rates. In addition, we are evaluating market supply and demand factors and based upon these analyses we are continuing to adjust our marketing activities, and are currently reducing rental rates charged to new incoming tenants in an effort to increase our occupancy levels.

Cost of operations includes all direct and indirect costs of operating, marketing and managing the facilities. The following table summarizes major operating expenses with respect to the Consistent Group (in thousands):

	2001	2000	1999
Property payroll expense	$ 44,114	$ 44,705	$ 43,502
Property taxes	45,566	45,403	45,546
Repairs and maintenance	12,560	15,191	12,597
Advertising	15,233	8,317	7,317
Telephone reservation center costs	7,967	9,338	7,668
Utilities	12,182	11,616	11,356
Management, office, insurance, and other expenses	24,794	24,649	22,869
Total cost of operations	$162,416	$159,219	$150,855

Increases in advertising cost include the impact of expanded yellow page advertising in telephone directories. The increase in advertising cost in 2001 as compared to 2000 also includes the impact of a $6,072,000 increase in Consistent Group television advertising expenditures. Promotional advertising is an important part of our operational strategy. Our advertising activities have increased customer call volume into our national reservation system, where one of our representatives discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries.

Self-storage operations – acquired facilities: As of December 31, 2001, we had 267 facilities with 14,897,000 net rentable square feet that we acquired in 1999 (242) and 2000 (25) in connection with business combinations described more fully in Note 3 to the Company's financial statements, as well as certain third-party acquisitions of facilities. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition. The operations of these facilities are included in the above table under the caption "Acquired Facilities."

During 2001, the Company acquired one operating self-storage facility for an aggregate cost of $3.5 million. Included in the above table for 2001, under the caption "Acquired Facilities", are revenues of $144,000 and cost of operations of $58,000 with respect to this facility.

Rental income and cost of operations increased significantly in 2000 compared to 1999, as the 1999 operations only reflect a partial year's operating results for the facilities acquired in 1999 while the 2000 operations reflect a full year's operations with respect to those facilities. In addition, the 2000 operations include the incremental operating results for those additional facilities acquired in 2000. Similarly, rental income and cost of operations increased significantly in 2001 as compared to 2000 due to the improvement in operations for those properties owned throughout the two periods (the 1999 acquisitions), a full year's operations with respect to the 2000 property acquisition are reflected in 2001 as opposed to a partial year in 2000 and to a lesser extent, the incremental operations from the aformentioned acquisition of a property in 2001.

Self-storage operations – expansion facilities: Throughout the three-year period ended December 31, 2001, the Company has expanded certain real estate facilities that it previously owned or converted them to Combination Facilities. Such construction activities can cause a drop in revenue levels, as existing capacity is made unavailable in order to accommodate construction activities. Primarily as a result of these expansion activities, 41 of these facilities with 4,056,000 net rentable square feet (which includes the expanded space) had results that were not comparable in each of the three years ended December 31, 2001. The operating results for these facilities are presented in the Self-Storage Operations table above under the caption, "Expansion Facilities." We completed construction projects with a total cost of $84,948,000 in 2001, $12,206,000 in 2000, and $34,535,000 in 1999 with respect to these expansions.

Self-storage operations – developed facilities: During the past three years, we have opened 53 newly developed self-storage facilities (23 in 2001, 24 in 2000, 6 in 1999) with 3,818,000 net rentable square feet and a total cost of approximately $330.4 million, whose operating results are reflected in the Self Storage Operations table under the caption, "Developed Facilities."

Unlike many other forms of real estate, we are unable to pre-lease our newly developed facilities due to the nature of our tenants. Accordingly, at the time a newly developed facility first opens for operation the facility is entirely vacant generating no rental income. It takes approximately 24 months for a newly developed facility to fill up and reach a targeted occupancy level of approximately 90%. At December 31, 2001, the Developed Facilities had an average occupancy level of approximately 53.4%.

Property operating expenses are substantially fixed. The rental revenue of a newly developed facility will generally not cover its property operating expenses (excluding depreciation) until the facility has reached an occupancy level of approximately 30%. However, at that occupancy level, the rental revenues from the facility are still not sufficient to cover related depreciation expense and cost of capital with respect to the facility's development cost (our blended cost of capital is approximately 9.0%). During construction of the facility, we capitalize interest costs and include such cost as part of the overall development cost of the facility. Once the facility is opened for operations interest is no longer capitalized. Due to the relationship between the generation of rental income and immediate recognition of expenses upon opening of a facility, our development activities have had a negative impact on our net income.

We estimate that our net income for 2001 has been impacted negatively as a result of our development activities by approximately $29,011,000, $17,869,000, and $10,828,000 in the years ended December 31, 2001, 2000, and 1999, respectively, primarily representing the difference between the revenues of the Developed Facilities and the related costs denoted above. These amounts include approximately $8,670,000, $4,232,000, and $1,366,000 for the years ended December 31, 2001, 2000, and 1999, respectively, in depreciation expense.

We continue to develop facilities, despite the short-term earnings dilution experienced during the Stabilization Period, because we believe that the ultimate returns on developed facilities are favorable. In addition, we believe that it is advantageous for us to continue to expand our asset base and benefit from the resultant increased critical mass, with facilities that will improve our portfolio's overall average construction and location quality.

We expect that over at least the next 24 months, the Developed Facilities will continue to have a negative impact to our earnings. Furthermore, the 46 facilities in our development pipeline described in "Liquidity and Capital Resources – Acquisition and Development of Facilities" that will be opened for operation over the next 12-24 months will also negatively impact our earnings until they reach a stabilized occupancy level.

Self-storage operations – disposed facilities: During the three-year period ended December 31, 2001, we disposed of 18 facilities. No further operations will be reflected on the Company's financial statements after December 31, 2001 with respect to these facilities. These properties consisted primarily of facilities condemned by governmental agencies or acquired in the Storage Trust merger that were not deemed compatible with the Company's operations.

Commercial property operations: Commercial property operations included in the consolidated financial statements include commercial space owned by the Company and Consolidated Entities. We have a much larger interest in commercial properties through ownership interest in PSB. Our investment in PSB is accounted for on the equity method of accounting, and accordingly our share of PSB's earnings is reflected as "Equity in earnings of real estate entities", see below.

During 2000, we acquired two commercial facilities (which were anticipated to be converted to storage facilities) for an aggregate cost of $5,930,000. Included within commercial property operations for 2000 with respect to these facilities was revenues of $475,000 and cost of operations of $131,000; included within commercial properties operations for 2001 with respect to these facilities were revenues of $670,000 and cost of operations of $243,000.

The following table sets forth the historical commercial property amounts included in the financial statements:

Commercial Property Operations:

	Year Ended December 31,			Year Ended December 31,		
(Amounts in thousands)	2001	2000	Change	2000	1999	Change
Rental income	$12,530	$11,341	10.5%	$11,341	$8,204	38.2%
Cost of operations	3,972	3,826	3.8%	3,826	2,826	35.4%
Net operating income	8,558	7,515	13.9%	7,515	5,378	39.7%
Depreciation expense	2,685	2,291	17.2%	2,291	1,686	35.9%
Operating income	$ 5,873	$ 5,224	12.4%	$ 5,224	$3,692	41.5%

Containerized storage operations: In August 1996, Public Storage Pickup & Delivery ("PSPUD"), a subsidiary of the Company, made its initial entry into the containerized storage business through its acquisition of a single facility operator located in Irvine, California. At December 31, 2001, PSPUD operated 55 facilities in 14 states. The facilities are located in major markets in which we have significant market presence with respect to our traditional self-storage facilities.

PSPUD incurred operating losses totaling approximately $2.2 million, $5.1 million and $7.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, summarized as follows:

Containerized Storage:

	Year Ended December 31,		Dollar	Year Ended December 31,		Dollar
(Amounts in thousands)	2001	2000	Change	2000	1999	Change
Rental and other income	$47,686	$37,914	$ 9,772	$37,914	$27,028	$10,886
Cost of operations:						
Direct operating costs	34,296	27,849	6,447	27,849	18,397	9,452
Marketing and advertising	2,176	1,283	893	1,283	1,333	(50)
Facility lease expense	6,532	8,666	(2,134)	8,666	9,779	(1,113)
Total cost of operations	43,004	37,798	5,206	37,798	29,509	8,289
Operating income (loss) prior to depreciation	4,682	116	4,566	116	(2,481)	2,597
Depreciation expense[(a)]	6,900	5,251	1,649	5,251	4,915	336
Operating losses	$ (2,218)	$ (5,135)	$ 2,917	$(5,135)	$(7,396)	$ 2,261

(a) Depreciation expense principally relates to the depreciation related to the containers, however, depreciation expense for 2001 and 2000 includes $1,049,000 and $450,000, respectively, (none in 1999) with respect to real estate facilities.

Rental and other income includes monthly rental charges to customers for storage of the containers and service fees charged for pickup and delivery of containers to customers' homes. Rental income increased to $47,686,000 in 2001 as compared to $37,914,000 in 2000 as a result of higher per container rents and an increase in the number of occupied containers. Rental income increased to $37,914,000 in 2000 compared to $27,028,000 in 1999 principally as a result in increases in the number of occupied containers. At December 31, 2001, there were approximately 67,797 occupied containers compared to 59,443 at December 31, 2000 and 57,405 at December 31, 1999.

Direct operating costs principally includes payroll, equipment lease expense, utilities and vehicle expenses (fuel and insurance). In addition, during 2001 and 2000, included in direct operating costs was $925,000 and $1,853,000, respectively, expensed due to the obsolescence of containers.

Over the past three years, facility lease expense has continued to decrease ($6,532,000 in 2001, $8,666,000 in 2000 and $9,779,000 in 1999). The reduction over the past two years is principally the result of moving the operations from leased facilities to wholly-owned facilities, and thus eliminating the lease expense paid to third parties. Lease expense for 2001 was approximately $1.5 million for those leased facilities that were replaced by wholly-owned facilities during 2001. Accordingly, we expect that facility lease expense will continue to decline during 2002 as compared to 2001, as this $1.5 million will not be incurred in 2002.

At December 31, 2001, 18 of the 55 containerized storage facilities are leased from third parties. We anticipate developing three facilities (which includes one self-storage facility that is being converted to a combination facility) that combine self-storage and containerized storage space in the same location ("Combination Facilities"). These facilities are expected to replace three of the leased facilities during fiscal 2002. The Company has no plans currently to develop or acquire additional facilities to replace the 15 leased facilities that will remain after completion of our Combination Facility development program.

The containerized storage operations may continue to adversely impact the Company's future earnings and cash flows. There can be no assurance as to the level of the containerized storage business's expansion, level of gross rentals, level of move-outs or profitability.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB, we had general and limited partnership interests in 11 limited partnerships at December 31, 2001 (PSB and the limited partnerships are collectively referred to as the "Unconsolidated Entities"). Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the year ended December 31, 2001 consists of our pro rata share of the Unconsolidated Entities based upon our ownership interest for the period. Similar to the Company, the Unconsolidated Entities (other than PSB) generate substantially all of their income from their ownership of self-storage facilities, which we manage. As of December 31, 2001, the 11 limited partnerships own a total of 114 self-storage facilities, all of which we manage, and PSB owns and operates 14.8 million net rentable square feet of commercial space. The following table sets forth the significant components of equity in earnings of real estate entities:

Historical Summary:

	Year Ended December 31,		Dollar	Year Ended December 31,		Dollar
(Amounts in thousands)	2001	2000	Change	2000	1999	Change
Property operations:						
PSB	$ 51,335	$ 42,562	$ 8,773	$ 42,562	$ 35,623	$ 6,939
Development Joint Venture	6,146	4,541	1,605	4,541	2,346	2,195
Other investments	16,766	16,724	42	16,724	18,036	(1,312)
	74,247	63,827	10,420	63,827	56,005	7,822
Depreciation:						
PSB	(17,534)	(14,672)	(2,862)	(14,672)	(12,130)	(2,542)
Development Joint Venture	(2,064)	(1,887)	(177)	(1,887)	(1,320)	(567)
Other investments	(5,498)	(5,266)	(232)	(5,266)	(6,271)	1,005
	(25,096)	(21,825)	(3,271)	(21,825)	(19,721)	(2,104)
Other:(1)						
PSB(2)	(11,440)	(7,150)	(4,290)	(7,150)	(4,505)	(2,645)
Development Joint Venture	145	40	105	40	153	(113)
Other investments	686	1,217	(531)	1,217	251	966
	(10,609)	(5,893)	(4,716)	(5,893)	(4,101)	(1,792)
Total equity in earnings of real estate entities	$ 38,542	$ 36,109	$ 2,433	$ 36,109	$ 32,183	$ 3,926

1. *"Other" reflects our share of general and administrative expense, interest expense, interest income, and other non-property, non-depreciation related operating results of these entities.*
2. *During 2000, we also recorded our pro-rata share of gain on disposition of real estate investments totaling $3,210,000. This gain is included in the line item "Gain on disposition of real estate and real estate investments" on our consolidated statements of income.*

As a result of improved operations of PSB and the continued fill-up of the self-storage facilities owned by the Development Joint Venture, equity in earnings has increased in the years ended December 31, 2001 and 2000 as compared to the previous years. In addition, equity in earnings for the year ended December 31, 2000 includes an increase as compared to the previous year, with respect to certain temporary investments which were acquired in 1999 and 2000 and disposed of in 2000.

During 2000 and 1999, we acquired controlling interests in certain entities. As a result of these acquisitions of controlling interests, we began to consolidate the accounts of these entities into our financial statements and no longer account for these investments on the equity method. Equity in earnings of real estate entities includes income of $2,293,000 and $4,477,000 for 2000 and 1999, respectively, (none for 2001) with respect to investments that were no longer held at December 31, 2001.

Equity in earnings of PSB represents our pro rata share (approximately 44% at December 31, 2001) of the earnings of PS Business Parks, Inc., a publicly traded real estate investment trust (American Stock Exchange symbol "PSB") organized by the Company on January 2, 1997. As of December 31, 2001, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PSB. At December 31, 2001, PSB owned and operated 14.8 million net rentable square feet of commercial space located in nine states. PSB also manages the commercial properties owned by the Company and affiliated entities.

In April 1997, we formed a joint venture partnership (the "Development Joint Venture") with an institutional investor to participate in the development of approximately $220 million of self-storage facilities. The venture is funded solely with equity capital consisting of 30% from the Company and 70% from the institutional investor. Equity in earnings from the Development Joint Venture reflects our pro rata share, based upon our ownership interest, of the operations of the Development Joint Venture. Since inception through December 31, 2000, the Development Joint Venture has developed and opened 47 self-storage facilities with an aggregate cost of approximately $232 million. Generally the construction period takes nine to 12 months followed by an estimated 24 month fill-up process until the newly constructed facility reaches a stabilized occupancy level of approximately 90%. For fiscal 2001, 2000 and 1999, many of the completed facilities were in the fill-up process and had not reached a stabilized occupancy level.

On January 16, 2002, we purchased the 70% interest from the institutional investor for cash totaling approximately $155,358,000. As a result of this purchase, effective January 16, 2002, we will no longer account for our ownership of this entity using the equity method, and accordingly, equity in earnings of real estate investments will be eliminated with respect to this investment on a go forward basis. Correspondingly, effective January 16, 2002, the rental income, cost of operations and depreciation expense with respect to these 47 facilities will be reflected in our consolidated statements of income.

Operating results with respect to the "Other investments" includes our pro rata share of earnings with respect to 10 limited partnerships. These limited partnerships were formed by the Company during the 1980's. The Company is the general partner in each limited partnership. The limited partners consist of numerous individual investors, including the Company, which throughout the 1990's acquired units of limited partnership interests in these limited partnerships in various transactions.

These 10 limited partnerships own 67 self-storage facilities which are managed by the Company under the "Public Storage" name. The operating characteristics of these facilities are similar to those of the Company's self-storage facilities. All 67 of these self-storage facilities are included in the "Same Store" group of facilities – see *Supplemental Property Data and Trends* below. See Note 5 to the consolidated financial statements for further financial information on these partnerships.

Other Income and Expense Items:

Interest and other income: Interest in other income includes (i) the net operating results from our third party property management operations, (ii) the net operating results from our merchandise sales and consumer truck rentals and (iii) interest income.

Interest and other income has decreased in 2001 as compared to 2000 principally as a result of lower cash balances invested in interest bearing accounts, as well as lower interest rates. Interest and other income has increased in 2000 as compared to 1999 principally as a result of higher average cash balances invested in interest bearing accounts. The changes in average cash balances are primarily due to the timing of investing proceeds from the issuance of equity securities into real estate assets.

Depreciation and amortization: Depreciation and amortization expense was $168,061,000 in 2001, $148,967,000 in 2000 and $137,719,000 in 1999. Depreciation expense with respect to our real estate facilities was $152,901,000 in 2001, $134,857,000 in 2000 and $123,495,000 in 1999; the increases are due to the acquisition and development of additional real estate facilities in 1999 through 2001. Depreciation expense with respect to non real estate assets, primarily depreciation of equipment and containers associated with the containerized storage operations, was $5,851,000 in 2001, $4,801,000 in 2000 and $4,915,000 in 1999. Amortization expense with respect to intangible assets totaled $9,309,000 for each of the three years ended December 31, 2001.

In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets,"("SFAS 142") and as discussed in Note 14 to the consolidated financial statements, amortization expense with respect to intangible assets is expected to be reduced by $2,709,000 in 2002 and beyond as a result of certain provisions of SFAS 142 which preclude amortization of goodwill and intangible assets with indeterminable lives.

General and administrative expense: General and administrative expense was $21,038,000 in 2001, $21,306,000 in 2000 and $12,491,000 in 1999. General and administrative costs for each year principally consists of state income taxes, investor relation expenses, certain overhead cost associated with the acquisition and development of real estate facilities, and overhead cost associated with the containerized storage business.

The increase in 2000 as compared to 1999 is primarily due to increases in our product research and development efforts, costs associated with lease terminations on leased storage facilities used by PSPUD which were replaced by newly-developed facilities, and increased consulting fees. The total amount of such expenses was approximately $5,963,000 in 2000 as compared to $1,291,000 in 1999. In addition during 2000, when compared to 1999, we experienced an increase in overhead costs associated with the acquisition and development of real estate facilities amounting to $1,447,000.

In 2001, we continued to experience product research and development costs, lease termination expense as well as an increase in employee severance costs which in aggregate totaled $5,630,000. During 2001, when compared to 2000, we experienced an increase in overhead cost associated with the acquisition and development of real estate facilities amounting to $2,159,000.

Although we expect that our general and administrative expense for fiscal 2002 will be less than what we experienced in 2001 and 2000, we expect to continue to exceed the level of general and administrative expense experienced in 1999 because the Company has continued to expand the size and scope of its operations.

Interest expense: Interest expense was $3,227,000 in 2001, $3,293,000 in 2000 and $7,971,000 in 1999. Debt and related interest expense remain relatively low compared to our overall asset base. The decrease in interest expense in 2001 and 2000 compared to 1999 is principally the result of increased capitalized interest, as well as a reduction in average outstanding debt balances. Capitalized interest expense totaled $8,992,000 in 2001, $9,778,000 in 2000 and $4,509,000 in 1999 in connection with our development activities.

The combined interest expense and capitalized interest was $12,219,000 in 2001, $13,071,000 in 2000 and $12,480,000 in 1999. The increase in 2000 as compared to 1999 is due to the addition of $100 million of notes payable assumed in a merger during 1999, partially offset by regular principal amortization.

We expect that our aggregate interest cost (interest expensed and capitalized interest combined) during fiscal 2002 will continue to decline as a result of principal amortization. During fiscal 2002, scheduled principal amortization approximates $28.0 million. The amount of interest which will be capitalized during fiscal 2002 will be dependent on our development activities which we believe will approximate the levels in fiscal 2001.

Minority interest in income: Minority interest in income represents the income allocable to equity interests in Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2001:

(In thousands)	Minority interest in income for the year ended December 31,		
Description	2001	2000	1999
Preferred partnership interests	$31,737	$24,859	$ —
Consolidated Development Joint Venture	1,074	325	8
Convertible OP Units	359	577	1,175
Other consolidated partnerships	12,845	12,595	14,823
Total minority interests in income	$46,015	$38,356	$16,006

On March 17, 2000, one of our consolidated operating partnerships issued $240.0 million of 9.5% Series N Cumulative Redeemable Perpetual Preferred Units. On March 29, 2000 the partnership issued $75.0 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units and on August 11, 2000, issued $50.0 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units. In August 2001, we repurchased, at par, $30 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units. In October 2001, we repurchased, at par, $50 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units. For 2001 and 2000, the holders of our preferred partnership units were paid in aggregate approximately $31,737,000 and $24,859,000, respectively, in distributions and received a corresponding allocation of minority interest in earnings for the respective period. We estimate that during 2002 we will pay aggregate distributions totaling $26.9 million to these units with a corresponding allocation of income to minority interest in earnings.

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner whose partners include an institutional investor and B. Wayne Hughes ("Mr. Hughes"). The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from the joint venture partner. Included in minority interest in income for the years ended December 31, 1999, 2000, and 2001 is $8,000, $325,000, and $1,074,000, respectively, representing our joint venture partner's pro rata interest in the operations of the Consolidated Development Joint Venture. The facilities in the entity are newly developed facilities that are all in the fill-up phase. The increase in minority interest in income in 2001 and 2000 as compared to the preceding years with respect to the Consolidated Development Joint Venture is due to the opening and fill-up of the facilities owned by this entity. We expect that such minority interest in income will continue to increase during 2002 as the facilities continue to fill-up and increase the earnings of this entity.

We recently mailed an information statement relating to the April 19, 2002 acquisition by the Company of all of the remaining limited partnership interest not currently owned by the Company in PS Partners V, Ltd., a partnership which is consolidated with the Company. Minority interest in income for the year ended December 31, 2001, with respect to these interests, was approximately $2.0 million and is included in the "Other consolidated partnerships" category in the table on previous page. If completed, the transaction would have the effect of reducing minority interest in income on a go forward basis. See *Acquisition and Development of Facilities* below.

In determining income allocable to the minority interest for 2001, 2000 and 1999 consolidated depreciation and amortization expense of approximately $7,847,000, $7,138,000 and $9,294,000, respectively, was allocated to the minority interests. Of these amounts, $2,373,000, $365,000, and $15,000, respectively, was allocated to the minority interests in the Consolidated Development Joint Venture, with the remainder allocated to the minority interests in the Other Consolidated Partnerships and the Convertible OP Units.

Supplemental Property Data and Trends:

At December 31, 2001, there were approximately 46 ownership entities owning in aggregate 1,384 storage facilities, including the facilities which we own and/or operate. At December 31, 2001, 114 of these facilities were owned by Unconsolidated Entities, entities in which we have an ownership interest and use the equity method for financial statement presentation. The remaining 1,270 facilities are owned by the Company and Consolidated Entities.

The following table summarizes our investment in real estate facilities as of December 31, 2001:

	Number of Storage Facilities	Net Rentable Square Footage of Storage Facilities
Consolidated facilities:		(In thousands)
Wholly-owned by the Company	721	44,927
Owned by Consolidated Entities	549	31,992
	1,270	76,919
Facilities owned by Unconsolidated Entities:		
Institutional partnerships	13	855
Development Joint Venture[(a)]	47	2,879
Other	54	2,998
	114	6,732
Total facilities in which the Company has an ownership interest	1,384	83,651

(a) In January 2002, we acquired the remaining 70% interest in this partnership in which we previously owned only a 30% interest for an aggregate of $155,358,000.

In addition to the Company's interest in storage facilities noted above, the Company and the Consolidated Entities own five commercial facilities with an aggregate of 385,000 net rentable square feet. We also have a 44% common interest in PSB, which owns and operates 14.8 million net rentable square feet of commercial space.

In order to evaluate how our overall self-storage portfolio has performed, as management we analyze the operating performance of a consistent group of storage facilities representing 945 (54.9 million net rentable square feet) of the 1,384 storage facilities (herein referred to as "Same Store" storage facilities). The 945 facilities represent a consistent pool of properties which have been operated under the "Public Storage" name, at a stabilized level, by the Company since January 1, 1994. From time to time, we remove facilities from the "Same Store" pool as a result of expansions, dispositions or other activities which make such facilities' results not comparable to previous periods.

The Same Store group of properties includes 82 facilities that are not consolidated in the financial statements. Accordingly, rental income and cost of operations with respect to these 82 facilities are not reflected on the consolidated statements of income. As of December 31, 2001, the remaining 863 facilities are included in the consolidated financial statements, however, many of them were not included in the consolidated financial statements throughout each of the three years presented. The following table summarizes the pre-depreciation historical operating results of the Same Store storage facilities:

Same Store Storage Facilities:
(historical property operations)

(Dollar amounts in thousands, except rents per square foot)	Year Ended December 31,		Percentage	Year Ended December 31,		Percentage
	2001	2000	Change	2000	1999	Change
Rental income[1]	$583,899	$544,202	7.3%	$544,202	$521,256	4.4%
Cost of operations[2]	167,019	163,390	2.2%	163,390	154,310	5.9%
Net operating income	$416,880	$380,812	9.5%	$380,812	$366,946	3.8%
Gross profit margin[3]	71.4%	70.0%	1.4%	70.0%	70.4%	(0.4)%
Weighted Average:						
Occupancy	89.7%	92.3%	(2.6)%	92.3%	92.5%	(0.2)%
Realized annual rent per sq. ft.[4]	$11.85	$10.73	10.4%	$10.73	$10.26	4.6%

1. *Rental income includes late charges and administrative fees that in aggregate totaled $19,581,000 in 2001, $19,837,000 in 2000 and $19,807,000 in 1999. Rental income does not include retail sales or truck rental income generated at the facilities.*
2. *Cost of operations consists of the following:*

	2001	2000	1999
Payroll expense	$ 45,341	$ 46,252	$ 45,060
Property taxes	46,729	45,983	46,142
Repairs and maintenance	13,046	15,740	13,094
Advertising	15,694	8,592	7,470
Telephone reservation center costs	8,148	9,509	7,844
Utilities	12,415	11,878	11,594
Management, office, insurance, and other expenses	25,646	25,436	23,106
	$167,019	$163,390	$154,310

3. *Gross profit margin is computed by dividing property net operating income (before depreciation expense) by rental revenues.*
4. *Realized annual rent per square foot is computed by annualizing rental income including late charges and administrative fees divided by weighted average occupied square footage for the year.*

As indicated above, the Same Store Facilities net operating income increased 9.5% in 2001 as compared to 2000 and 3.8% in 2000 as compared to 1999. Rental income increased 7.3% in 2001 as compared to 2000 and 4.4% in 2000 as compared to 1999. Cost of operations increased 2.2% in 2001 as compared to 2000 and 5.9% in 2000 as compared to 1999. We do not expect to maintain this level of growth in 2002 either as to net operating income or rental income.

The increase in rental income for 2001 as compared to 2000 is attributable to a 10.4% increase in realized rent per occupied square foot partially offset by a reduction in weighted average occupancy levels during the period. Higher realized rent per occupied square foot was achieved through more aggressive pricing of our self-storage space, partially offset by a reduction in occupancy levels. During 2001, we increased rents charged to new tenants and significantly reduced the level of discounts offered to new tenants. Promotional discounts totaled approximately $4.1 million in 2001, $13.9 million in 2000 and $14.7 in 1999. In addition, during 2001, we increased the level of rent charged to our existing tenant base in many markets.

We believe that our ability to raise rents and reduce promotional discounts and thereby increase rental income during 2001 was facilitated by 1) more aggressive marketing efforts, including an increase in television advertising expenditures for 2001 of $6.2 million as compared to 2000, as well as an increase in the intensity of our yellow page advertising, and 2) the continuing impact of our efforts over the last several years to improve the value of the Public Storage brand, most significantly through the completion of our program to enhance our visual icon and to modernize the appearance of our self-storage facilities.

We believe that principally as a result of our more aggressive rental rates and reductions in the amount of promotional discounts, and partially as a result of the national economic contraction (discussed below), our weighted average occupancy levels decreased during 2001 as compared to 2000. Our occupancy levels through the first two months of fiscal 2002 continued to trend downward, with the Same Store Facilities average occupancy level at 83.4% at February 28, 2002 as compared to 89.0% at February 28, 2001. While the occupancy level at February 28, 2002 is significantly lower than the average occupancy levels experienced during the year, some decreases in occupancy are expected due to minor seasonal fluctuations in occupancies. Occupancies are generally higher in the summer months than in the winter months. We therefore believe that the comparison of occupancies at February 28, 2001 versus that at February 28, 2002 provides a more meaningful measure of occupancy trends.

We believe that the national economic contraction has also contributed to our decreasing occupancies; however, it is difficult to isolate the impact of the downturn from our aforementioned pricing decisions. While there can be no assurance, we believe that the potential impact of regional downturns are partially mitigated by the geographic diversification and quality locations of our facilities. Our storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 37 states.

We are continuously evaluating our call volume, reservation activity, and move-in/move-out rates for each of our markets relative to our marketing activities and rental rates. In addition, we are evaluating market supply and demand factors and based upon these analyses we are continuing to adjust our marketing activities, and are currently reducing rental rates charged to new incoming tenants in an effort to increase our occupancy levels.

Same-Store Operating Trends by Region

(Dollar amounts in thousands, except weighted average amounts)

	Northern California		Southern California		Texas		Florida		Illinois		Other States		Total Same Stores	
	Amount	% change from prior year	Amount	% change from prior year	Amount	% change from prior year	Amount	% change from prior year	Amount	% change from prior year	Amount	% change from prior year	Amount	% change from prior year
Rental income:														
2001	$88,169	8.5%	$115,232	10.8%	$48,786	5.5%	$34,905	6.9%	$41,045	6.4%	$255,762	5.9%	$583,899	7.3%
2000	$81,262	5.3%	$103,972	7.6%	$46,242	1.4%	$32,664	3.2%	$38,592	4.9%	$241,470	3.5%	$544,202	4.4%
1999	$77,154	3.0%	$ 96,672	8.3%	$45,601	2.1%	$31,649	2.4%	$36,779	6.0%	$233,401	3.6%	$521,256	4.3%
Cost of operations:														
2001	$20,100	6.5%	$ 24,828	3.0%	$18,986	4.9%	$12,208	5.3%	$14,192	(1.2)%	$ 76,705	0.5%	$167,019	2.2%
2000	$18,881	7.0%	$ 24,115	7.7%	$18,101	1.0%	$11,591	3.7%	$14,369	6.9%	$ 76,333	6.4%	$163,390	5.9%
1999	$17,654	1.2%	$ 22,383	2.1%	$17,920	4.4%	$11,180	3.2%	$13,441	(5.5)%	$ 71,722	3.7%	$154,310	2.3%
Net operating income:														
2001	$68,069	9.1%	$ 90,404	13.2%	$29,800	5.9%	$22,697	7.7%	$26,853	10.9%	$179,057	8.4%	$416,880	9.5%
2000	$62,381	4.8%	$ 79,857	7.5%	$28,141	1.7%	$21,073	3.0%	$24,223	3.8%	$165,137	2.1%	$380,812	3.8%
1999	$59,500	3.5%	$ 74,279	10.3%	$27,681	0.6%	$20,469	2.0%	$23,338	13.9%	$161,679	3.6%	$366,946	5.2%
Weighted avg. occupancy:														
2001	90.6%	(4.0)%	91.0%	(4.7)%	89.8%	(0.6)%	88.9%	(0.5)%	89.3%	(2.5)%	89.2%	(2.3)%	89.7%	(2.6)%
2000	94.6%	1.4%	95.7%	0.8%	90.4%	(1.6)%	89.4%	(0.7)%	91.8%	(0.8)%	91.5%	(0.4)%	92.3%	(0.2)%
1999	93.2%	(1.5)%	94.9%	0.7%	92.0%	(0.6)%	90.1%	(0.5)%	92.6%	(0.1)%	91.9%	0.3%	92.5%	0.0%
Weighted avg. annual realized rents per occupied sq. ft.:														
2001	$15.33	13.4%	$15.25	16.7%	$8.06	6.1%	$10.18	7.8%	$13.00	9.2%	$10.97	8.8%	$11.85	10.4%
2000	$13.52	3.8%	$13.07	6.6%	$7.60	3.3%	$ 9.44	4.1%	$11.90	5.6%	$10.08	3.8%	$10.73	4.6%
1999	$13.03	4.5%	$12.26	7.6%	$7.36	2.8%	$ 9.07	2.8%	$11.27	5.9%	$ 9.71	3.2%	$10.26	4.3%
Number of facilities	120		134		107		70		56		458		945	

Liquidity and Capital Resources:

We believe that our internally generated net cash provided by operating activities will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions to shareholders for the foreseeable future.

Operating as a real estate investment trust ("REIT"), our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to pay distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interest, capital improvements to maintain our facilities, and distributions to our shareholders distributions to the minority interest, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
(Amount in thousands)	2001	2000	1999
Net cash provided by operating activities	$ 538,534	$ 522,565	$ 463,292
Allocable to minority interests (Preferred Units)	(31,737)	(24,859)	—
Allocable to minority interests (common equity)	(22,125)	(20,635)	(25,300)
Cash from operations allocable to our shareholders	484,672	477,071	437,992
Capital improvements to maintain our facilities:			
Storage facilities	(34,436)	(32,410)	(28,267)
Commercial properties	(1,042)	(613)	(756)
Add back: minority interest share of capital improvements to maintain facilities	1,267	728	1,269
Remaining operating cash flow available for distributions to our shareholders	450,461	444,776	410,238
Distributions paid:			
Preferred stock dividends	(117,979)	(100,138)	(94,793)
Equity Stock, Series A dividends	(19,455)	(11,042)	—
Regular distributions to Common and Class B shareholders	(162,481)	(115,460)	(113,297)
Special distributions to Common and Class B shareholders[a]	(42,115)	(78,673)	(82,086)
Cash available for principal payments on debt and reinvestment	$ 108,431	$ 139,463	$ 120,062

(a) The special distribution for 2001 was declared in August 2001 and paid in September 2001. The special distribution for 2000 was declared in August 2000 and paid in September 2000. The special distribution for 1999 was declared in 1999 and paid in January 2000. In each instance, the special distribution enabled the Company to maintain its REIT status with respect to the distribution requirements.

Our financial profile is characterized by a low level of debt to total capitalization, increasing net income, increasing cash flow from operations, and a conservative dividend payout ratio with respect to the common stock. We expect to fund our growth strategies with cash on hand at December 31, 2001, internally generated retained cash flows, and proceeds from issuing equity securities. In general, our current strategy is to continue to finance our growth with permanent capital; either common or preferred equity. We have in the past used our $200 million line of credit as temporary "bridge" financing, and repaid those amounts with internally generated cash flows and proceeds from the placement of permanent capital. As of December 31, 2001, outstanding borrowings under our $200 million bank line of credit totaled $25 million. In addition, outstanding debt at December 31, 2001 totaled $143.6 million, consisting of mortgage debt of $23.8 million and unsecured debt of $119.8 million. By comparison, our real estate facilities had a net book value of approximately $3.8 billion at December 31, 2001. Accordingly, our portfolio of real estate facilities is substantially unencumbered.

Over the past three years we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred stock has no sinking fund requirement, or maturity date and does not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred stock at any time, which in 2001 enabled us to effectively refinance higher coupon preferred stock with new preferred stock at lower rates, (iv) preferred stock does not contain onerous covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred stock can be applied to our REIT distribution requirements.

Moody's and BBB+ by both Standard & Poor's and Fitch IBCA.

We believe that our size and financial flexibility enables us to access capital when appropriate. During 2001, we completed the following capital raising activities (amounts are presented net of issuance costs):

(In thousands) Securities issued	Date issued	Cumulative Preferred Stock	Equity Stock, Series A
8.60% Cumulative Preferred Stock, Series Q	January 19, 2001	$166,966	$ —
Public issuance of Equity Stock, Series A	April 11, 2001	—	51,836
Direct placement of Equity Stock, Series A	May 31, 2001	—	20,294
8.00% Cumulative Preferred Stock, Series R	September 28, 2001	493,085	—
7.875% Cumulative Preferred Stock, Series S	October 31, 2001	139,022	—
Direct placement of Equity Stock, Series A	November 21, 2001	—	2,690
		$799,073	$74,820

The net proceeds raised through the issuance of our Cumulative Preferred Stock, Series R and Series S allowed us to take advantage of favorable rate spreads. Accordingly, at our option, we redeemed for cash our Cumulative Preferred Stock Series G, Series H and Series I, each having higher coupon rates than either the Series R or Series S. In addition, we repurchased all of our outstanding Series P Partnership Preferred Units and a portion of our outstanding Series O Partnership Preferred Units. These transactions, summarized below, represented a refinancing of a portion of our permanent capital structure into lower coupon securities.

(In thousands) Securities Redeemed or Repurchased	Date Redeemed or Repurchased	Cumulative Preferred Stock	Preferred Partnership Units
9.125% Cumulative Preferred Units, Series O	August 31, 2001	$ —	$30,000
8 7/8% Cumulative Preferred Stock, Series G	September 28, 2001	172,525	—
8.45% Cumulative Preferred Stock, Series H	October 5, 2001	168,775	—
8.75% Cumulative Preferred Units, Series P	October 15, 2001	—	50,000
8 5/8% Cumulative Preferred Stock, Series I	November 13, 2001	100,025	—
		$441,325	$80,000

The Cumulative Preferred Stock amounts listed above include redemption cost of approximately $25,000 per redemption.

Subsequent to December 31, 2001, we issued additional Cumulative Preferred Stock: $150 million of our 7.625% Cumulative Preferred Stock, Series T was issued on January 18, 2002 and $150 million of our 7.625% Cumulative Preferred Stock, Series U was issued on February 19, 2002.

It is our intent to call for redemption our 10% Senior Preferred Stock Series A, which becomes redeemable on September 30, 2002. The aggregate redemption amount for this security is $25 per share or approximately $45.6 million, plus accrued dividends.

Requirement to pay distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders prior to filing of the Company's tax return. We have satisfied the REIT distribution requirement since 1980.

During 2001, we paid regular quarterly distributions of $0.22 per common share for the first two quarters; during the third and fourth quarters the regular quarterly distribution was $0.45 per common share. In addition, in the third quarter, a special distribution in the amount of $0.35 per common share (an aggregate of $39.7 million) was declared and paid.

Aggregate dividends paid during 2001, totaled $118.0 million to the holders of our Cumulative Preferred Stock, $193.1 million to the holders of our Common Stock, $11.5 million to the holders of our Class B Common Stock and $19.5 million to the holders of our Equity Stock, Series A. Although we have not finalized the calculation of our 2001 taxable income, we believe that the aggregate dividends paid in 2001 to our shareholders were designed to enable us to continue to qualify as a REIT.

We estimate that the distribution requirements for fiscal 2002 with respect to our Cumulative Preferred Stock outstanding (including the Series T and U issued subsequent to December 31, 2001), and assuming the redemption of Cumulative Preferred Stock, Series A, will be approximately $150.6 million.

During 2001, we paid distributions totaling $31.7 million with respect to our Preferred Partnership Units. We estimate the annual distributions requirements with respect to the preferred partnership units outstanding at December 31, 2001 to be approximately $26.9 million.

For 2002, distributions with respect to the Common Stock and Equity Stock, Series A will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share will remain at $0.45 per common share (increased from $0.22 per common share during 2000 and in the first two quarters of 2001). For the first quarter of 2002, a quarterly distribution of $0.45 per common share has been declared by our Board of Directors. Over the past several years, in addition to the regular quarterly dividends paid to our common shareholder, we also paid special distributions. These special distributions were necessary to meet our distribution requirements in order to maintain our REIT tax status. The need to make a special distribution in 2002 is not determinable at this time and will depend in large part on our 2002 taxable income relative to the distributions being paid to all of our shareholders.

With respect to the depositary shares of Equity Stock, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common stock or (ii) $2.45. The depositary shares are noncumulative, and have no preference over our Common Stock either as to dividends or in liquidation.

Capital improvement requirements: During 2002, we have budgeted approximately $31 million for capital improvements. Capital improvements include major repairs or replacements to the facilities which keep the facilities in good operation condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities.

Debt service requirements: We do not believe we have any significant refinancing risks with respect to our mortgage debt, all of which is fixed rate. At December 31, 2001, we had total outstanding notes payable of approximately $143.6 million. See Note 7 to the consolidated financial statements for approximate principal maturities of such borrowings. We anticipate that our retained operating cash flow will continue to be sufficient to enable us to make scheduled principal payments. It is our current intent to fully amortize our debt as opposed to refinance debt maturities with additional debt.

Growth strategies: During 2002, we intend to continue to expand our asset and capital base through the acquisition of real estate assets and interests in real estate assets through direct purchases, mergers, tender offers or other transactions and through the development of additional storage facilities.

Acquisition and development of facilities: During 2001, we acquired only one self-storage facility for approximately $3.5 million. During 2000, we acquired two commercial facilities and 12 storage facilities at an aggregate cost of approximately $67.1 million. Our low level of third party acquisitions over the past two years is not indicative of either the supply of facilities offered for sale or our ability to finance the acquisitions, but is primarily due to prices sought by sellers and our lack of desire to pay such prices. During fiscal 2002, we will continue to seek to acquire additional self-storage facilities from third parties, however, it is difficult to estimate the level of third party acquisitions.

On September 15, 2000, we acquired the remaining ownership interests in an affiliated partnership, of which we were the general partner, for an aggregate acquisition cost of $81.2 million. This partnership owned 13 self-storage facilities.

In April 1997, we formed a joint venture partnership with an institutional investor for the purpose of developing up to $220.0 million of self-storage facilities. The joint venture is funded solely with equity capital consisting of 30% from us and 70% from the institutional investor. Our share of the cost of the real estate in the joint venture was approximately $69 million at December 31,

2001. As of December 31, 2001, the joint venture had 47 operating facilities, with 2,804,000 net rentable square feet and total development costs of approximately $232 million. On January 16, 2002, we acquired the 70% interest from the institutional investor for approximately $155,358,000 in cash. This transaction was principally financed with the capital raised through the issuance of our 7.625% Cumulative Preferred Stock, Series T.

We recently mailed an information statement relating to the April 19, 2002 acquisition by the Company of all of the 55,150 limited partnership units that it did not own in PS Partners V, Ltd., a partnership which is consolidated with the Company. The acquisition of the 55,150 units will be accomplished through a merger of a subsidiary of the Company into the partnership and the conversion of the 55,150 units into either cash or common stock of the Company. Each unit will be converted into the right to receive a value of $596 in our common stock or, cash at the election of the unitholder. We expect that the cash portion of the transaction will be funded by available cash on hand.

In November 1999, we formed a second joint venture partnership for the development of approximately $100 million of self-storage facilities. The venture is funded solely with equity capital consisting of 51% from us and 49% from the joint venture partner. The term of the joint venture is 15 years. After six years, the joint venture partner has the right to cause the Company to purchase the joint venture partner's interest for an amount necessary to provide them with a maximum return of 10.75% or less in certain circumstances. At December 31, 2001, this development joint venture was committed to develop 22 facilities (approximately 1,464,000 net rentable sq. ft.), of which 20 facilities (approximately 1,285,000 net rentable sq. ft.) were completed at an aggregate cost of approximately $96.0 million. As of December 31, 2001, this development joint venture is developing two additional projects (approximately 144,000 net rentable square feet) that were in process, with total costs incurred of $11.0 million and estimated remaining costs to complete of $700,000.

We currently have a development "pipeline" of 46 self-storage facilities, combination facilities, and expansions to existing self-storage facilities with an aggregate estimated cost of approximately $298.4 million. Approximately $121.2 million of development cost has been incurred as of December 31, 2001. We have acquired the land for 32 of these projects, which have an aggregate estimated cost of approximately $200.4 million, and costs incurred as of December 31, 2001 of approximately $117.1 million. The remaining 14 facilities represent identified sites where we have an agreement in place to acquire the land, generally within one year. We anticipate that the development of these projects will be funded solely by the Company.

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent of approximately $177.2 million will be incurred over the next 18–24 months. The following table sets forth our development pipeline and a range of estimated opening dates for these projects:

	Number of Facilities	Total Estimated Cost of Development	Total Cost Incurred through December 31, 2001	Estimated Time Frames of Facility Openings
Development – Land Acquired at 12/31/01				
Self-storage facilities	23	$157,283	$91,103	Q1 '02 – Q2 '03
Expansions of existing self-storage facilities	6	23,165	7,321	Q1 '02 – Q2 '03
Expansion of existing self-storage facilities into Combination Facilities	1	5,850	5,542	Q1 '02
Combination facilities	2	14,136	13,111	Q1 '02
Total	32	200,434	117,077	
Potential Development – Land to be Acquired After 12/31/01				
Other self-storage facilities	14	97,971	4,104	Q4 '02 – Q4 '03
Total Development Pipeline	46	$298,405	$121,181	

In addition to the above projects, we have 12 parcels of land held for development with total costs of approximately $30,001,000 at December 31, 2001.

Stock repurchase program: The Company's Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. During 2001, we repurchased a total of 10,585,593 common shares, for a total aggregate cost of approximately $276.9 million. From the inception of the repurchase program through December 31, 2001, we have repurchased a total of 21,486,020 shares of common stock at an aggregate cost of approximately $535.5 million. From January 1, 2002 until March 26, 2002, there were no significant repurchases of our common stock.

Funds from operations: Total funds from operations ("FFO") increased to $499.6 million for the year ended 2001 compared to $452.2 million for the year ended 2000 and $429.0 million in 1999. FFO available to common shareholders (after deducting preferred stock dividends) increased to $362.1 million for the year ended December 31, 2001 compared to $341.0 million in 2000 and $334.2 million in 1999. FFO means net income (loss) (computed in accordance with generally accepted accounting principles) before (i) gain (loss) on early extinguishment of debt, (ii) minority interest in income and (iii) gain (loss) on disposition of real estate, adjusted as follows: (i) plus depreciation and amortization related to real estate assets (including the Company's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in a merger, including property management agreements and goodwill), and (ii) less FFO attributable to minority interests.

FFO is a supplemental performance measure for equity REITs as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). The NAREIT definition does not specifically address the treatment of minority interest in the determination of FFO or the treatment of the amortization of property management agreements and goodwill. In the case of the Company, FFO represents amounts attributable to its shareholders after deducting amounts attributable to the minority interests and before deductions for the amortization of property management agreements and goodwill. FFO is presented because management, as well as many industry analysts, consider FFO to be one measure of the performance of the Company and it is used in establishing the terms of the Class B Common Stock. FFO does not take into consideration capital improvements, scheduled principal payments on debt, distributions and other obligations of the Company. Accordingly, FFO is not a substitute for the Company's cash flow or net income (as discussed above) as a measure of the Company's liquidity or operating performance. FFO is not comparable to similarly entitled items reported by other REITs that do not define it exactly as we have defined it.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common or preferred stock. At December 31, 2001, the Company's debt as a percentage of total shareholders' equity (based on book values) was 4.3%.

Our preferred stock is not redeemable at the option of the holders. Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable by the Company prior to the following dates: Series A – September 30, 2002, Series B – March 31, 2003, Series C – June 30, 1999, Series D – September 30, 2004, Series E – January 31, 2005, Series F – April 30, 2005, Series J – August 31, 2002, Series K – January 19, 2004, Series L – March 10, 2004, Series M – August 17, 2004, Series Q – January 19, 2006, Series R – September 28, 2006, Series S – October 31, 2006, Series T – January 18, 2007 and Series U – February 19, 2007. On or after the respective dates, each of the series of Senior Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series J through Series U), plus accrued and unpaid dividends.

Our market risk sensitive instruments include notes payable, which totaled $168,552,000 at December 31, 2001. All of our notes payable bear interest at fixed rates. See Note 7 to the consolidated financial statements for terms, valuations and approximate principal maturities of the notes payable as of December 31, 2001.

DISTRIBUTIONS

Public Storage, Inc. has paid quarterly distributions to its shareholders since 1981, its first full year of operations. Overall distributions on Common Stock and Class B Common Stock for 2001 amounted to $193.1 million and $11.5 million, respectively, which includes a special distribution declared on August 9, 2001 to common shareholders of record as of September 15, 2001. The special distribution was paid in cash.

Holders of Common Stock are entitled to receive distributions when and if declared by the Company's Board of Directors out of any funds legally available for that purpose. We are required to distribute at least 90% of our net taxable ordinary income prior to the filing of the Company's tax return and 85%, subject to certain adjustments, during the calendar year, to maintain our REIT status for federal income tax purposes. It is our intention to pay distributions of not less than this required amount.

For Federal tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2001, the dividends paid to the common shareholders ($1.69 per share), on all the various classes of preferred stock, and on Equity Stock, Series A were characterized as ordinary income and long-term capital gain. The quarterly breakdown is as follows:

Treatment of dividends paid for 2001

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	96.60%	99.67%	100.00%	100.00%
Long-term Capital Gain	3.40%	0.33%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

For 2000, the dividends paid to the common shareholders ($1.48 per share), on all the various classes of preferred stock and on Equity Stock, Series A were characterized as ordinary income and long-term capital gain. The quarterly breakdown is as follows:

Treatment of dividends paid for 2000

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	96.10%	95.79%	99.04%	99.96%
Long-term Capital Gain	3.90%	4.21%	0.96%	0.04%
Total	100.00%	100.00%	100.00%	100.00%

In 1999, distributions to common shareholders were $1.53 for common shareholders who elected stock in a special dividend declared in 2000 and $1.50 for common shareholders who elected cash in the special dividend, and were all ordinary income.

Beginning on January 1, 2000, the Company's Class B Common Stock participates in distributions (other than liquidating distributions) at the rate of 97% of the per-share distributions on the Common Stock, provided that cumulative distributions of at least $0.22 per quarter per share have been paid on the Common Stock.

Distributions with respect to each Depositary Share Each Representing 1/1,000 of a Share of Equity Stock, Series A are equal to the lesser of: a) five times the per share dividend on the Common Stock or b) $2.45 per annum (prorated for the year 2000).

Stock Price and Holders

The Common Stock (NYSE:PSA) has been listed on the New York Stock Exchange since October 19, 1984 and on the Pacific Exchange since December 26, 1996. The Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A (NYSE:PSAA) have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2000	1st	$24.813	$20.875
	2nd	24.875	21.250
	3rd	26.938	23.188
	4th	24.875	21.125
2001	1st	26.750	24.125
	2nd	30.200	26.060
	3rd	34.850	29.150
	4th	35.150	32.480

The following table sets forth the high and low sales prices of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2000	1st[a]	$20.125	$18.938
	2nd	22.750	19.250
	3rd	24.625	20.375
	4th	24.000	22.063
2001	1st	25.250	22.563
	2nd	25.050	23.250
	3rd	26.550	24.360
	4th	27.480	25.900

(a) Commencing February 14, 2000.

As of March 8, 2002, there were approximately 20,022 holders of record of the Common Stock and approximately 15,147 holders of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A.

Corporate Data *(as of March 15, 2002)*

Directors

B. Wayne Hughes (1980)
Chairman of the Board and Chief Executive Officer

Harvey Lenkin (1991)
President

B. Wayne Hughes, Jr. (1998)
Vice President-Acquisitions

Marvin M. Lotz (1999)
Senior Vice President – Public Storage, Inc.
President – Public Storage Management Division

Robert J. Abernethy (1980)
President of American Standard Development Company and Self-Storage Management Company

Dann V. Angeloff (1980)
President of The Angeloff Company

William C. Baker (1991)
Partner, Baker & Simpson

Thomas J. Barrack, Jr. (1998)
Chairman and Chief Executive Officer of Colony Capital, Inc.

Uri P. Harkham (1993)
President and Chief Executive Officer of the Jonathan Martin Fashion Group

Daniel C. Staton (1999)
President of Walnut Capital Partners

Date in parentheses indicates year director was elected to the board.

Executive Officers

B. Wayne Hughes
Chairman of the Board and Chief Executive Officer

Harvey Lenkin
President

John Reyes
Senior Vice President and Chief Financial Officer

Marvin M. Lotz
Senior Vice President

Carl B. Phelps
Senior Vice President and General Counsel

Bahman Abtahi
Senior Vice President

Anthony Grillo
Senior Vice President

W. David Ristig
Senior Vice President

A. Timothy Scott
Senior Vice President and Tax Counsel

David P. Singelyn
Vice President and Treasurer

Other Corporate Officers

Todd Andrews
Vice President and Controller

Samuel I. Ballard
Vice President

Kelly M. Barnes
Vice President

Noel Evans
Vice President

James F. Fitzpatrick
Vice President

Obren B. Gerich
Vice President

David Goldberg
Vice President, Senior Counsel and Secretary

Tamara Hughes Gustavson
Vice President-Administration

Frank Hallford
Vice President

Joanne A. Halliday
Vice President

Ray Huddleston
Vice President

Thomas Miller
Vice President

Pete G. Panos
Vice President

Brent C. Peterson
Vice President and Chief Information Officer

Michele Roberts
Vice President

John M. Sambuco
Vice President

James Weber
Vice President

Management Division

Marvin M. Lotz *President*
Anthony Grillo
Executive Vice President
Samuel I. Ballard *SVP, DM*
Kelly M. Barnes *SVP, DM*
Pete G. Panos *SVP, DM*
Ray Huddleston *SVP, DM*
John M. Sambuco *SVP, DM*
Brent C. Peterson *SVP*
Noel Evans *SVP-Marketing*
Jeffery A. Biesz *VP, RM*
Pam Brady *VP, RM*
Bob Cerrone *VP, RM*
Wes Demory *VP, RM*
Brian J. Devlin *VP, RM*
Stuart R. Gohd *VP, RM*
Christopher J. Grenier *VP, RM*
Harvey Grindeland *VP, RM*
Susan Grindstaff *VP, RM*
Judith Alby Johnson *VP, RM*
John McKillip *VP, RM*
Gina McClain *VP, RM*
Ken Morrison *VP, RM*
Thomas O. Murphy *VP, RM*
Joseph E. Nimerfroh *VP, RM*
Amanda Prentice *VP, RM*
Brenton Reeves *VP, RM*
Kerry Richard *VP, RM*
Norm Shore *VP, RM*
Christopher White *VP, RM*
Jeff Zubia *VP, RM*
Joanne A. Halliday GC
Michele A. Cataldo *VP*
Les Guttman *VP-Marketing*
Matt Halliday *VP*
Cheryl L. Klem *VP*
William Maloney *VP*
Emily J. Tufeld *VP-Marketing*

PS Orangeco, Inc.

B. Wayne Hughes
Chairman of the Board and Chief Executive Officer

Peter Schrady
President

Denis Suggs
Senior Vice President

Thomas Miller
Senior Vice President

Christopher Boyer
Vice President

David Carline
Vice President

Mark Goodyear
Vice President

Steve Koehler
Vice President

Steve Martin
Vice President

Dennis O'Riley
Vice President

Ron Seagren
Vice President

Stephanie Tovar
Vice President

Real Estate Division

W. David Ristig *President*
James F. Fitzpatrick *VP-Development*
Frank Hallford *VP-Construction*

DM	Divisional Manager	SVP	Senior Vice President
GC	General Counsel	VP	Vice President
RM	Regional Manager		

Professional Services

Transfer Agent
EquiServe Trust Company
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

Independent Auditors
Ernst & Young LLP
Los Angeles, California

Financial Information

Shareholders may obtain, without charge, a copy of Form 10-K, as filed with the Securities and Exchange Commissions by addressing a written request to the Investor Services Department at the Corporate Headquarters.

Stock Exchange Listing

The Company's common stock trades under ticker symbol PSA on the New York Stock Exchange and Pacific Exchange.


PSA
Listed
NYSE
PSA
Pacific
Exchange

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers, etc.


NAREIT
NAREIT

Public Storage, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.

Public Storage, Inc.
701 Western Avenue
Glendale, California 91201
(818) 244-8080

PRESORTED
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Address Correction Requested

www.publicstorage.com

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513-AR-02